ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341



MACQUARIE BANK

29 July 2004

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America



Dear Sir/Madam

**Macquarie Bank Limited (File Number 82-34740) documents for lodgement**

SUPPL

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b). Note this mailing also includes documents relating to the Annual General Meeting held today.

Yours sincerely

pp

Dennis Leong
Company Secretary



dw 8/3

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633



MACQUARIE
BANK

29th July 2004

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited – Amended Constitution

An amended Macquarie Bank Limited Constitution, as adopted by members at this morning's Annual General Meeting, is attached.

Yours faithfully

Dennis Leong
Company Secretary

AUSTRALIAN CAPITAL TERRITORY

A COMPANY LIMITED BY SHARES

---

# CONSTITUTION

# OF

# MACQUARIE BANK LIMITED

# ACN 008 583 542

---

**A.** The name of the Company is Macquarie Bank Limited.

**B.** The liability of the members is limited.

**C.** The full names, addresses and occupations of the subscribers are as set forth below and WE the said subscribers are desirous of being formed into a company in pursuance of this Constitution and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

| Names, Addresses and Occupations of Subscribers | Subscribers' Signatures | No. of Shares Taken by Each Subscriber | Witness |
|---|---|---|---|
| GERALD GREGORY RICHARD SANTUCCI<br>31 Wangor Street,<br>Waramanga<br>Solicitor | G. Santucci | One (1) Share | J. O'Rourke |
| GORDON DAVID COOPER<br>22-26 Marr Street,<br>Pearce<br>Solicitor | David Cooper | One (1) Share | J. O'Rourke |
| JOHN FAULKS<br>1 Nares Crescent,<br>Forrest<br>Solicitor | J.Faulks | One (1) Share | J. O'Rourke |
| DENIS WILLLAM FARRAR<br>27 Fossey Street,<br>Holder<br>Solicitor | Denis Farrar | One (1) Share | J. O'Rourke |
| RICHARD WALTER ANTHONY HUMPHREY<br>20 Chataway Crescent,<br>Fadden<br>Law Clerk | R.Humphrey | One (1) Share | J. O'Rourke |

Jill Elizabeth O'Rourke
51 Longstaff Street
LYNEHAM ACT 2602

DATED this 20th day of April 1983.

## 1. DEFINITIONS

In this Constitution:

"Article" means a particular article of this Constitution as amended from time to time;

"Board" means all or some of the Voting Directors acting as a board;

"business day" has the meaning assigned to it for the purpose of the Listing Rules;

"CHESS" means the Clearing House Electronic Subregister System;

"CHESS Rules" means the SCH Business Rules and the provisions of the Corporations Act and Listing Rules concerning CHESS;

"CHESS Approved Securities" means securities of the Company which are CHESS Approved as that term is defined in the CHESS Rules;

"Company" means Macquarie Bank Limited ACN 008 583 542 and whatever its name may be from time to time;

"Constitution" means this constitution as amended from time to time;

"Director" means either a Voting Director (and where appropriate includes an alternate Voting Director) or a Non-Voting Director;

"Exchange" means Australian Stock Exchange Limited;

"Executive Voting Directors" means Voting Directors who are employees of the Company;

"Listed" means in relation to the Company, the Company's shares being quoted securities on the Exchange;

"Listing Rules" means the Listing Rules of the Exchange and any other rules of the Exchange which are applicable while the Company is admitted to the Official List of the Exchange, each as amended or replaced from time to time, except to the extent of any express written waiver by the Exchange;

"Non-Executive Voting Directors" means Voting Directors who are not employees of the Company;

"Non-Voting Director" means a person appointed to be a Non-Voting Director pursuant to Article 54;

"seal" means the common seal of the Company and includes any official seal of the Company;

"secretary" means any person appointed to perform the duties of a secretary of the Company;

"share" means a share in the capital of the Company;

"subsidiary" has the meaning assigned to that word in the Corporations Act;

"Voting Directors" means the Directors granted power by this Constitution to manage the business of the Company as the Board; and

"Voting Share" has the same meaning as used in the Corporations Act.

**2. INTERPRETATION**

(1) In this Constitution:

(a) words importing any gender include all other genders;

(b) the word person includes a firm, a body corporate, an unincorporated association or an authority;

(c) the singular includes the plural and vice versa;

(d) unless the contrary intention appears in this Constitution, a reference to a law or a provision of a law includes amendments, re-enactments or replacements of that law or the provisions, whether by the State or the Commonwealth of Australia;

(e) unless the contrary intention appears in this Constitution, an expression has, in a provision of this Constitution that deals with a matter dealt with by a particular provision of the Corporations Act, the same meaning as in that provision of the Corporations Act; and

(f) headings are inserted for convenience and do not affect the interpretation of this Constitution.

**(2) Replaceable Rules not to Apply**

The provisions of the Corporations Act that apply as replaceable rules are displaced by this Constitution and accordingly do not apply to the Company.

(3) **Primacy of Listing Rules**

(a) This Constitution is to be interpreted subject to the Corporations Act and the Listing Rules.

(b) Whilst any of the securities of the Company are CHESS Approved Securities, the Company must comply with the CHESS Rules.

(c) To the extent properly required by the Exchange, the Company shall at all times comply with, observe and give effect to the constitution of the Exchange.

## 3. SHARES

(1) Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares but subject to the Corporations Act and this Constitution, shares in the Company for the time being unissued are under the control of the Voting Directors who may issue, allot or otherwise dispose of the same to such persons on such terms and conditions and at such times and with such preferred, deferred or other special rights or such restrictions whether with regard to dividend, voting, return of capital or otherwise as the Voting Directors determine and for such consideration as the Voting Directors determine.

(2) Without limiting the generality of paragraph (1) of this Article, issued shares shall include fully paid ordinary shares and partly paid ordinary shares.

(3) The Voting Directors have the power to grant to any persons options or other securities with rights of conversion to shares or pre-emptive rights to any shares for any consideration and for any period.

**4.** (1) Subject to the Corporations Act, any preference shares may, with the sanction of a resolution, be issued on the terms that they are, or at the option of the Company are liable, to be redeemed.

(2) While the share capital is divided into different classes of shares (and, for the purposes of this Article, shares which are partly paid shall be considered a different class) the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class or as otherwise provided by this Constitution) may, whether or not the Company is being wound up, be varied as provided in this Constitution, or with the consent in writing of the holders of three-quarters of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class.

(3) The provisions of this Constitution relating to general meetings apply so far as they are capable of application and mutatis mutandis to every such separate meeting except that:

(a) a quorum is constituted by 2 persons who, between them, hold or represent by proxy one-third of the issued shares of the class; and

(b) any holder of shares of the class, present in person or by proxy, may demand a poll.

(4) The rights conferred upon the holder of the shares of any class issued with preferred or other rights shall, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking equally with the first-mentioned shares.

## 4A PREFERENCE SHARES

(1) In this Article 4A:

**Fully Franked Dividend** means a dividend the whole of which is taken to have been franked under section 160AQF of the Tax Act.

**Holder** means the person or persons for the time being registered as the holder of a Preference Share.

**Issue Price** means the issue price of the Preference Share specified in the Terms of Issue.

**Ordinary Share** means an ordinary fully paid share in the Company.

**Tax Act** means the Income Tax Assessment Act 1936 and the Income Tax Assessment Act 1997 (as amended).

**Terms of Issue** means the terms of issue determined by the Directors under Article 3(1) and upon which a Preference Share is issued.

(2) In the event of any inconsistency between this Article 4A and any other Article, this Article prevails.

(3) The Voting Directors may in accordance with Article 3(1) issue and allot any share on the footing that it is a Preference Share which confers on the Holder the rights set out in this Article 4A and in its Terms of Issue.

(4) The rights attached to a class of Preference Shares may not be varied or abrogated except:

(a) with the consent in writing of the Holders of three-quarters of the Preference Shares in that class; or

(b) with the sanction of a special resolution passed at a meeting of the Holders of those Preference Shares.

(5) Any:

(a) issue of equity securities; or

(b) conversion of existing securities to other securities,

ranking in priority to an existing class of Preference Shares is for the purposes of this Article 4A a variation of the rights attaching to those Preference Shares.

(6) Any Preference Shares may be issued on the terms that they are, or at the option of the Company are liable, to be redeemed. Subject to the Corporations Act and the Terms of Issue, the Company may, at any time and from time to time out of any profits or moneys of the Company which may be lawfully applied for that purpose, redeem all or any of the Preference Shares by paying to the Holder in respect of each Preference Share so redeemed an amount equal to the amount payable on redemption, determined under the Terms of Issue.

(7) A Preference Share confers on the Holder the right to dividends specified in its Terms of Issue. The dividends may be cumulative or non-cumulative and may include base, supplementary and other components.

(8) The Terms of Issue may also require the dividend to be a Fully Franked Dividend and provide for an adjustment of the amount of the dividend if it is not a Fully Franked Dividend.

(9) If the Terms of Issue so provide, where a dividend on that class of Preference Shares is not paid in full on the due date, the Company must not without approval of a special resolution passed at a separate meeting of Holders:

(a) declare or pay a cash dividend or make any distribution in respect of shares or any class of shares other than that class of Preference Shares or any other class of Preference Share ranking ahead of that class for payment of dividends or distributions of that type;

(b) redeem, reduce, cancel or acquire for any consideration any share capital of the Company; or

(c) set aside any cash or property or establish any sinking fund for anything referred to in (a) or (b),

until such time as is specified in the Terms of Issue.

(10) Each Preference Share ranks ahead of all Ordinary Shares in the Company:

(a) for the payment of dividends; and

(b) in a winding up of the Company, for payment of an amount equal to its Issue Price.

(11) Unless otherwise specified in the Terms of Issue, a Preference Share carries no right to participate in the profits or assets of the Company (whether surplus or otherwise) except for payment of dividends and, in a winding up, for payment of an amount equal to its Issue Price.

(12) Unless otherwise specified in the Terms of Issue, a Preference Share carries no right to participate in any issues of Ordinary Shares or other securities.

(13) Each Holder has the right to receive notices of all general meetings (and documents included with those notices) and to attend and speak at general meetings but with no right to move or second resolutions or vote at a general meeting, except in any one or more of the following circumstances:

(a) if at the time of commencement of the meeting a dividend (or part of a dividend) on the Preference Shares held by that Holder is in arrears;

(b) on a proposal to reduce the Company's share capital;

(c) on a resolution to approve the terms of a buy-back agreement;

(d) on a proposal that affects rights attaching to a Preference Share held by that Holder;

(e) on a proposal to wind up the Company;

(f) on a proposal for the disposal of the whole of the Company property, business and undertaking;

(g) during the winding up of the Company; and

(h) on such other matters as are specified in the Terms of Issue and permitted by the Listing Rules.

(14) A Preference Share converts or is convertible into an Ordinary Share (or, if specified in the Terms of Issue, other security of the Company) in the circumstances and on the terms set out in the Terms of Issue.

## 5. COMMISSIONS

(1) The Company may exercise the power to pay commissions conferred by the Corporations Act if:

(a) the rate or the amount of the commission paid or agreed to be paid is disclosed in the manner required by the Corporations Act; and

(b) the commission does not exceed 10% of the price at which the shares in respect of which the commission is paid are issued.

(2) The commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly by the payment of cash and partly by the allotment of fully or partly paid shares.

(3) The Company may, on any issue of shares, also pay such brokerage as is lawful.

## 6. RECOGNITION OF INTERESTS

(1) Except as required by law, the Company shall not recognise a person as holding a share upon any trust.

(2) The Company is not bound by or compelled in any way to recognise (whether or not it has notice of the interest or rights concerned) any equitable, contingent, future or partial interest in any share or unit of a share or (except as otherwise provided by this Constitution or by law) any other right in respect of a share except an absolute right of ownership in the registered holder.

## 7. CERTIFICATES AND CHESS STATEMENTS

(1) The Company must issue to each member either:

(a) one or more certificates for the shares held by the person; or

(b) a statement of holdings as required by the CHESS Rules,

unless the Corporations Act and the Listing Rules permit the issue not to be made. Voting Directors may cancel a certificate and not issue a replacement if permitted by the

Corporations Act and Listing Rules. Voting Directors may cancel all or any certificates on issue and resolve that certificates shall not be issued for all or any shares in a class of shares.

(2) The Company is not bound to issue more than one certificate or statement for shares held jointly by several persons.

(3) Delivery of a certificate for a share may be effected by delivering it personally to the holder or by posting it in a prepaid envelope addressed to the holder at the address shown in the register or by delivering or posting the certificate in accordance with the written instructions of the holder. Delivery of a certificate for a share to one of several joint holders is sufficient delivery to all such holders.

(4) If satisfactory evidence has been received by the Company that a certificate for shares has been stolen, lost or destroyed and has not been pledged, charged, sold or otherwise disposed of, and the holder has undertaken in writing to the Company to return the certificate to the Company if it is found or received by the holder, then the Company must issue a replacement certificate in accordance with the Corporations Act and the Listing Rules.

(5) If a certificate for shares has been worn out or defaced and has been cancelled by the Company the person whose name is entered as the member in respect of those shares in the register is entitled to receive a replacement certificate in accordance with the Corporations Act and the Listing Rules.

(6) The Company must comply with the CHESS Rules in relation to any CHESS Approved Securities.

**8. LIEN**

(1) The Company has a first and paramount lien on a partly paid share for all unpaid calls or instalments that are due but unpaid on that share.

(2) The Company also has a first and paramount lien on all partly paid shares registered in the name of a sole holder for all money presently payable by him or his estate to the Company in respect of those shares.

(3) The Voting Directors may at any time exempt a share wholly or in part from the provisions of this Article.

(4) The Company's lien (if any) on a share extends to all dividends and other distributions

payable in respect of the share.

(5) If the Company has a lien on shares that are CHESS Approved Securities the Company may apply a holding lock to the shares.

**9. SALE UNDER A LIEN**

(1) Subject to paragraph (2) of this Article, the Company may sell, in such manner as the Voting Directors think fit, any shares on which the Company has a lien.

(2) A share on which the Company has a lien shall not be sold unless:

(a) a sum in respect of which the lien exists is presently due and payable; and

(b) the Company has, not less than 14 days before the date of the sale, given to the registered holder for the time being of the share, or the person entitled to the share by reason of the death or bankruptcy of the registered holder, a notice in writing setting out and demanding payment of such part of the amount in respect of which the lien exists as is presently payable.

**10.** (1) For the purpose of giving effect to a sale mentioned in Article 9, the Voting Directors may authorise a person to transfer the shares sold to the purchaser of the shares.

(2) The Company shall register the purchaser as the holder of the shares comprised in any such transfer and the purchaser is not bound to see to the application of the purchase money.

(3) The title of the purchaser to the shares is not affected by any irregularity or invalidity in connection with the sale.

**11.** The proceeds of a sale mentioned in Article 9 shall be applied by the Company in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue (if any) shall (subject to any like lien for sums not presently payable that existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale.

**12. CALLS ON SHARES**

(1) Subject to the Listing Rules and the terms of issue of any shares, the Voting Directors may make calls upon the members in respect of any money unpaid on the shares of the members and not by the terms of issue of those shares made payable at fixed times or by reference to a particular event.

(2) Subject to the Listing Rules, the Voting Directors may revoke or postpone a call.

(3) The non-receipt of a notice of any call by, or the accidental omission to give notice of a call to, a member does not invalidate the call.

**13.** A call shall be deemed to have been made at the date specified by the resolution of the Board or if there is no date specified the date when the resolution of the Voting Directors authorising the call was passed. A reference to a resolution of the Board or of Voting Directors includes a resolution of a Committee appointed for this purpose. A call may be required to be paid by instalments.

**14. JOINT HOLDERS**

The joint holders of a share are jointly and severally liable to pay all calls in respect of the shares.

**15. REMEDIES FOR UNPAID CALLS**

If a sum called in respect of a share is not paid before or on the day appointed for payment of the sum, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment for the sum to the time of actual payment at such rate not exceeding 8% per annum or as the Voting Directors determine, but the Voting Directors may in their discretion waive payment of that interest wholly or in part.

**16.** Any sum that, by the terms of issue of a share, becomes payable on allotment or at a fixed date or by reference to a particular event, shall for the purposes of this Constitution be deemed to be a call duly made and payable on the date on which by the terms of issue the sum becomes payable, and, in the case of non-payment, all the relevant provisions of this Constitution as to payment of interest and expenses, forfeiture or otherwise apply as if the sum had become payable by virtue of a call duly made and notified.

**17. DIFFERENTIATION BETWEEN SHAREHOLDERS AS TO CALLS**

The Voting Directors may, on the issue of shares, differentiate between the holders as to the amount of calls to be paid and the times of payment.

**18. PAYMENT OF CALLS**

(1) The Voting Directors shall accept from a member the whole or a part of the amount unpaid on a share at any time although no part of that amount has been called up.

(2) The Voting Directors may authorise payment by the Company of interest upon the whole or any part of an amount so accepted until the amount becomes payable at such rate, not

exceeding 8% per annum or as the Voting Directors determine.

## 19. TRANSFER OF SHARES

(1) Subject to this Constitution, a member may transfer all or any of the member's shares:

(a) in the case of CHESS Approved Securities, in accordance with the CHESS Rules;

(b) by instrument in writing in any usual or common form or in any other form that the Voting Directors approve; or

(c) by any other electronic system established or recognised by the Listing Rules in which the Company participates, in accordance with the rules of that system.

(2) If a CHESS Approved Security is to be transferred in accordance with the CHESS Rules then the procedure set down by the CHESS Rules is to be observed.

(3) If an instrument of transfer is to be used to transfer shares in accordance with Article 19(1)(b) then:

(a) the instrument of transfer must be executed by or on behalf of both the transferor and the transferee unless it is a sufficient transfer of marketable securities within the meaning of Division 3 of Part 7.11 of the Corporations Act; and

(b) the instrument of transfer must be left for registration at the share registry of the Company, accompanied by the information the Voting Directors properly require to show the right of the transferor to make the transfer,

and in that event the Company must, subject to the powers vested in the Voting Directors by this Constitution, register the transferee as a shareholder.

(4) A transferor of shares remains the holder of the shares transferred until the transfer is registered and the name of the transferee is entered in the register in respect of the shares and a transfer of shares does not pass the right to any dividends declared on the shares until such registration, except as provided by the CHESS Rules.

(5) The Company must register all proper SCH transfers, paper-based registrable transfer forms, split certificates, renunciations and transfers, issue certificates and transmission receipts and mark or note transfer forms without charge except where the issue of a certificate is to replace a lost or destroyed certificate.

## 20. THE BOARD'S POWERS TO DECLINE TO REGISTER

The Voting Directors may decline to register any transfer of shares or may apply a holding lock to CHESS Approved Securities if the Listing Rules permit the Company to do so.

**21.** (1) If, in the exercise of their rights under Article 20, the Voting Directors refuse to register a transfer of shares or apply a holding lock to CHESS Approved Securities they must give in accordance with the Listing Rules, in the case of refusal to register, a written notice of the refusal to the transferee and the broker lodging the transfer (if any) and, in the case of application of a holding lock, a written notice to the holder of the affected securities. Failure to give such notice will not invalidate the decision of the Voting Directors.

(2) The Company must retain every instrument of transfer which is registered for two (2) years or for such other period as the Voting Directors determine.

(3) If the Voting Directors refuse registration of a transfer the transfer must be returned to the person who deposited it if demand is made within 12 months of the giving of notice of refusal to register unless there has been an allegation of fraud concerning the transfer or the transaction to which it relates.

## 22. CLOSURE OF THE REGISTER

The registration of transfers may be suspended at such times and for such periods as the Voting Directors from time to time determine, not exceeding in the whole 30 days in any year. Closure of the register must be effected in accordance with the Listing Rules and the CHESS Rules.

## 23. TRANSMISSION OF SHARES

In the case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest in the shares, but this Article does not release the estate of a deceased joint holder from any liability in respect of a share that had been jointly held by him with other persons.

**24.** (1) Subject to the Bankruptcy Act, 1966 of the Commonwealth and this Constitution, a person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such information being produced as is properly required by the Voting Directors, elect either to be registered himself as holder of the share or to have some other person nominated by him registered as the transferee of the share.

(2) If the person becoming entitled elects to be registered himself he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

(3) If he elects to have another person registered he shall effect a transfer of the share to that other person.

(4) All the limitations, restrictions and provisions of this Constitution relating to the right to transfer, and the registration of transfers of, shares are applicable to any such notice or transfer as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer signed by that member.

**25.** (1) Where the registered holder of a share dies or becomes bankrupt, his personal representative or the trustee of his estate, as the case may be, is, upon the production of such information as is properly required by the Voting Directors, but subject to this Constitution and the terms of issue of such shares, entitled to the same dividend and other advantages, and to the same rights, duties and obligations (whether in relation to meetings of the Company, or to voting or otherwise), as the registered holder would have been entitled to if he had not died or become bankrupt.

(2) Where 2 or more persons are jointly entitled to any share in consequence of the death of the registered holder they shall, for the purpose of this Constitution, be deemed to be joint holders of the share.

## 26. FORFEITURE OF SHARES

(1) If a member fails to pay a call or instalment of a call on the day appointed for payment of the call or instalment the Voting Directors may, at any time thereafter during such time as any part of the call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest that has accrued.

(2) The notice shall name a further day (not earlier than the expiration of 14 days from the date of service of the notice) on or before which the payment required by the notice is to be made and shall state that, in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.

**27.** (1) If the requirements of a notice served under Article 26 are not complied with any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Voting Directors to that effect.

(2) Such a forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

(3) If any share is forfeited under this Article notice of the forfeiture must be given to the member holding the share immediately prior to the forfeiture and an entry of the forfeiture with the date thereof must be made in the register.

**28.** (1) A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Voting Directors think fit. At any time before a sale, re-allotment or disposition of a share the forfeiture may be cancelled on such terms as the Voting Directors think fit.

(2) The Voting Directors may accept the surrender of any share which they are entitled to forfeit on such terms as they think fit and any share so surrendered is deemed to be a forfeited share.

**29.** A person whose shares have been forfeited ceases to be a member in respect of the forfeited shares but remains liable to pay to the Company all money that, at the date of forfeiture, was payable by him to the Company in respect of the shares (including interest at the rate of 8% per annum from the date of forfeiture on the money for the time being unpaid if the Voting Directors think fit to enforce payment of the interest and also expenses owing) but his liability ceases if and when the Company receives payment in full of all the money (including interest and expenses) so payable in respect of the shares.

**30.** A statement in writing declaring that the person making the statement is a Voting Director or a Secretary of the Company, and that a share in the Company has been duly forfeited on a date stated in the statement, is prima facie evidence of the facts stated in the statement as against all persons claiming to be entitled to the share.

**31.** (1) The Company may receive the consideration (if any) given for a forfeited share on any sale or disposition of the share and may effect a transfer of the share in favour of the person to whom the share is sold or disposed of.

(2) Upon the transfer being completed, the transferee shall be registered as the holder of the share and is not bound to see to the application of any money paid as consideration.

(3) The title of the transferee to the share is not affected by any irregularity or invalidity in connection with the forfeiture, sale or disposal of the share.

**32.** The provisions of this Constitution as to forfeiture apply in the case of non-payment of any sum

that, by the terms of issue of a share, becomes payable at a fixed time or by reference to a particular event, as if that sum had been payable by virtue of a call duly made and notified.

**33.** The Voting Directors may, as a term of the issue of a share, resolve that such share shall be exempted wholly or in part from the provisions of this Constitution as to forfeiture.

**34. GENERAL MEETINGS**

(1) The Voting Directors may convene a general meeting whenever they think fit.

(2) Where a general meeting (including an annual general meeting) is convened by the Voting Directors they may by notice, whenever they think fit:

(a) cancel the meeting;

(b) subject to Article 34(5), postpone the holding of the meeting to such date and time reasonably determined by them; or

(c) change the place for the meeting.

This Article 34(2) does not apply to a meeting convened in accordance with the Corporations Act by a single Voting Director, by members, by the Voting Directors on the request of members or to a meeting convened by a court.

(3) Notice of cancellation or postponement or change of place of a general meeting:

(a) must state the reason for the cancellation or postponement;

(b) must be given in writing to each member entitled to vote at the meeting and to each Voting Director; and

(c) subject to the Corporations Act and the Listing Rules, may be given in any other manner determined by the Voting Directors.

(4) A notice of postponement of a general meeting must specify:

(a) the postponed date and time for the holding of the meeting;

(b) a place for the holding of the meeting which may be either the same as, or different from, the place specified in the notice convening the meeting; and

(c) if the meeting is to be held in two or more places, the technology that will be used to facilitate the holding of the meeting in that manner.

(5) The number of clear days from the giving of a notice postponing the holding of a general meeting under Article 34(3)(b) to the date specified in that notice for the holding of the postponed meeting must not be less than 14 days.

(6) The only business that may be transacted at a general meeting the holding of which is postponed is the business specified in the original notice convening the meeting.

(7) Where by the terms of an instrument appointing a proxy or attorney or an appointment of a representative of a member:

(a) the appointed person is authorised to attend and vote at a general meeting or general meetings to be held on or before a specified date; and

(b) the date for holding the meeting is postponed to a date later than the date specified in the instrument of proxy, power of attorney or appointment of Representative,

then, by force of this article, that later date is substituted for and applies to the exclusion of the date specified in the instrument of proxy, power of attorney or appointment of representative unless the member appointing the proxy, attorney or representative gives to the Company at its registered office or in such other manner as the Company determines, notice in writing to the contrary not less than 48 hours before the time to which the holding of the meeting has been postponed.

(8) The non-receipt of notice of a general meeting or cancellation or postponement of a general meeting by, or the accidental omission to give notice of a general meeting or cancellation or postponement of a general meeting to, a person entitled to receive notice does not invalidate any resolution passed at the general meeting or at a postponed meeting or the cancellation or postponement of a meeting.

## 35. PROCEEDINGS AT GENERAL MEETINGS

(1) No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business. Save as otherwise provided by this Constitution, five (5) members of the Company entitled to vote, personally present or represented, constitute a quorum.

(2) For the purpose of determining whether a quorum is present, a person attending as a proxy, or as representing a corporation that is a member, shall be deemed to be a member.

**36.** If a quorum is not present within half an hour from the time appointed for the meeting:

(a) where the meeting was convened upon the requisition of members the meeting shall be dissolved; or

(b) in any other case:

(i) the meeting stands adjourned to such day, and at such time and place, as the Voting Directors determine or, if no determination is made by the Voting Directors, to the same day in the next week at the same time and place; and

(ii) if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the meeting shall be dissolved.

**37.** (1) If the Voting Directors have elected one of their number as Chairman of their meetings (who may be an Executive Chairman as provided in Article 70) he shall preside as Chairman at every general meeting.

(2) Where a general meeting is held and:

(a) a Chairman has not been elected as provided by paragraph (1) hereof; or

(b) the Chairman is not present within 15 minutes after the time appointed for the holding of the meeting or is unwilling to act, the Voting Directors present must elect one of their number to be Chairman of the meeting or, if no Voting Director is present or if the Voting Directors present decline to take the chair, the members present shall elect one of their number to be Chairman of the meeting.

**38.** (1) The Chairman may, with the consent of any meeting at which a quorum is present and shall if so directed by the meeting, adjourn the meeting from time to time and from place to place but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

(2) When a meeting is adjourned for 30 days or more, notice of the adjourned meeting shall be given as in the case of an original meeting.

(3) Except as provided by paragraph (2), it is not necessary to give any notice of any adjournment or of the business to be transacted at an adjourned meeting.

**39.** (1) At a general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded.

(2) Unless a poll is so demanded, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company, is conclusive evidence of the fact without proof of the member or proportion of the votes recorded in favour of or against the resolution.

**40.** (1) If a poll is properly demanded it shall be taken in such a manner and (subject to paragraph (2) hereof) either at once or after an interval or adjournment, or otherwise as the Chairman directs, and the result of the poll shall be the resolution of the meeting at which the poll was demanded.

(2) A poll demanded on the election of a Chairman or on a question of adjournment shall be taken forthwith.

**41.** In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place, or at which the poll is demanded, has a casting vote in addition to any deliberative vote.

**42.** (1) Subject to any rights or restrictions for the time being attached to any share and to this Constitution:

(a) a proxy's authority to speak and vote for a member is not suspended while the member is present at any meeting; and

(b) on a show of hands every person present who is a member or a representative of a member has one vote and on a poll every member present in person or by proxy or attorney has:

(i) one vote for each fully paid share held; and

(ii) that proportion of a vote for any partly paid share held that the amount paid on the partly paid share bears to the total issue price of the share.

(2) For the purposes of Article 42(1), each share which, before 22 July 1996 (being the date of adoption of this Constitution), was classified as a 'Non-Voting Share' under the articles of the Company in force at the time of its issue continues to have attached to it:

(a) the right to vote only in the following circumstances:

(i) upon a proposal to reduce the share capital of the Company;

(ii) upon a proposal that affects rights attached to the share;

(iii) upon a proposal to wind up the Company;

(iv) during the winding up of the Company; and

(b) the right, in those circumstances, to one vote upon a poll.

**43.** In the case of joint holders of shares, the vote of the senior who tenders a vote, whether in person or by proxy or by attorney, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members.

**44.** If a member is of unsound mind or is a person whose person or estate is liable to be dealt with in any way under the law relating to mental health, the member's committee or trustee or such other person as properly has the management of their estate may exercise any rights of the member in relation to a general meeting as if the committee, trustee or other person were the member.

**45.** A member is not entitled to exercise votes attaching to the member's shares at a general meeting unless all calls and other sums presently payable by the member in respect thereof have been paid.

**46.** All notices of general meetings must be issued with a form of proxy in blank as to the first proxy but may include the name of any suggested alternative or other proxy.

**47.** A vote given in accordance with the terms of an instrument of proxy or of a power of attorney is valid notwithstanding the previous death or unsoundness or mind of the principal, the revocation of the instrument (or of the authority under which the instrument was executed) or of the power, or the transfer of the share in respect of which the instrument or power is given, if no intimation in writing of the death, unsoundness of mind, revocation or transfer has been received by the Company at the registered office or at such other place as is specified for that purpose in the notice convening the meeting before commencement of the meeting or adjourned meeting at which the instrument is used or the power is exercised.

## 48. TAKE-OVER APPROVAL PROVISIONS

(1) Notwithstanding the provisions of Articles 19 and 20, the registration of any transfer of shares giving effect to a contract resulting from the acceptance of an offer made under a proportional take-over scheme in accordance with the Corporations Act is prohibited unless and until a resolution to approve that take-over scheme is passed, or taken to be passed, in accordance with this Article.

(2) If offers for shares in the Company have been made under a proportional take-over scheme in accordance with the Corporations Act, the Voting Directors must ensure that a resolution to approve the take-over scheme is voted on in accordance with this Article before the day that is the fourteenth day before the last day of the offer period.

(3) The Voting Directors may determine whether the resolution is voted on:

(a) at a meeting of persons entitled to vote on the resolution convened and conducted, subject to the provisions of this Article, as if it was a general meeting of the Company convened and conducted in accordance with this constitution and the Corporations Act with such modifications as the Directors determine the circumstances require; or

(b) by means of a postal ballot conducted in accordance with the following procedure:

(i) A notice of postal ballot and ballot paper must be sent to all persons holding shares included in the class of shares for which offers are made under the take-over scheme not less than 14 days before the date specified in the notice for closing of the postal ballot, or such lesser period as the Voting Directors determine the circumstances require.

(ii) The non-receipt of a notice of postal ballot or ballot paper by, or the accidental omission to give a notice of postal ballot or ballot paper to, a person entitled to receive them does not invalidate the postal ballot or any resolution passed under the postal ballot.

(iii) The notice of postal ballot must contain the text of the proposed resolution and the date for closing of the ballot and may contain any other information the Voting Directors consider appropriate.

(iv) Each ballot paper must specify the name of the person entitled to vote.

(v) A postal ballot is only valid if the ballot paper is duly completed and:

(A) if the person entitled to vote is an individual, signed by the member or a duly authorised attorney; or

(B) if the person entitled to vote is a corporation, executed under seal or under the hand of a duly authorised officer or duly authorised attorney.

(vi) A postal ballot is only valid if the ballot is received by the Company before close of business on the date specified in the notice of postal ballot for closing of the postal ballot at the registered office or share registry of the Company or at such other place as is specified for that purpose in the notice of postal ballot.

(vii) A person may revoke a postal ballot vote by notice in writing to be received by the Company before the close of business on the date for closing of the postal ballot.

(4) Subject to the following paragraph, the only persons entitled to vote on the resolution are those persons who, as at the end of the day on which the first offer under the take-over scheme was made, held shares included in the class of shares for which the offer under the take-over scheme was made. Each person who is entitled to vote is entitled to vote for each share which is subject to the offer and held by that person at that time.

(5) The offeror under the take-over scheme and any person who is associated with the offeror (as defined in the Corporations Act) are not entitled to vote on the resolution.

(6) If the resolution is voted on in accordance with this Article then it is taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than one half, and otherwise is taken to have been rejected.

(7) If no resolution to approve a take-over scheme has been voted on as at the end of the day before the day that is the fourteenth day before the last day of the offer period, then a resolution to approve the take-over scheme is taken to have been passed in accordance with this Article.

(8) This Article ceases to have effect on the day three years after the later of adoption or last renewal.

## 49. NUMBER OF VOTING DIRECTORS

Subject to this Constitution the Voting Directors may, by resolution, increase or reduce the maximum or minimum number of Voting Directors (but until so increased or reduced, the maximum number of Voting Directors shall be ten). The Company may also appoint any person to be a Voting Director.

## 49A. NOMINATION OF VOTING DIRECTORS

(1) No person except a retiring Voting Director shall be eligible for election as a Voting Director unless that person has been validly nominated as a candidate for election by a member of the Company.

(2) Nominations must be in writing, executed by the nominating member, accompanied by a consent to nomination signed by the nominee and received by the Company at its registered office no later than the date which the Listing Rules prescribe as the last date on which the Company must accept nominations for election as a director, or if the Listing Rules do not prescribe such a period, 35 business days before the relevant general meeting.

## 50. APPOINTMENT OF VOTING DIRECTORS

(1) The Voting Directors may at any time appoint any person to be a Voting Director, either to fill a casual vacancy or as an addition to the existing Voting Directors, but so that the total number of Voting Directors never exceeds the number determined in accordance with this Constitution.

(2) Any Voting Director so appointed must offer himself for re-election by the Company at the next general meeting.

## 51. COMPULSORY RETIREMENT

(1) At each annual general meeting of the Company, the Voting Directors who must retire from office are determined as follows:

(a) each Voting Director appointed by the Voting Directors under Article 50(1) in accordance with Article 50(2);

(b) each Voting Director who, if they do not retire from office at that annual general meeting, would hold office past the third annual general meeting following the later of the Voting Director's appointment and last re-election; and

(c) the Voting Directors longest in office since last elected by the Company such that the total number of Voting Directors to retire at that annual general meeting under this Article 51(1) is not less than the number closest to (but not exceeding) one-third of the total number of Voting Directors in office.

None of the Managing Director and any alternate Voting Director is to be taken into account in determining the number of Voting Directors to retire.

(2) If there are two or more Voting Directors who have been in office an equal length of time, then in default of agreement between those Voting Directors, the Voting Director or Voting Directors to retire in accordance with Article 51(1)(c) shall be determined by lot.

(3) Subject to this Constitution a retiring Voting Director holds office until the conclusion of the meeting at which that Voting Director retires but is eligible for re-election.

(4) The Company may by resolution remove any Voting Director before the expiration of his period of office and by resolution appoint another person in his stead in the manner prescribed by the Corporations Act.

(5) The Company may, at a general meeting at which a Voting Director retires, by resolution fill the vacated office by electing a person to that office.

(6) If the vacated office is not filled by election the retiring Voting Director, if available for re-election and not disqualified under the Corporations Act from holding office as a Voting Director, is deemed to have been re-elected unless at that meeting:

(a) it is expressly resolved not to fill the vacated office; or

(b) a resolution for the re-election of that Director is put and lost.

## 52. REMUNERATION OF VOTING DIRECTORS

(1) The Voting Directors shall be remunerated for acting as such and the total amount or value of such remuneration shall not exceed the maximum aggregate sum from time to time determined by the Company in general meeting and that remuneration shall be divided amongst the Voting Directors in such proportions and manner as the Voting Directors may determine and in default of such determination equally. A person who ceases to be a Voting Director may be paid a retirement benefit in recognition of past services in an amount determined by the Voting Directors but not exceeding the amount permitted by the Corporations Act.

(2) The remuneration shall be deemed to accrue from day to day.

(3) The Voting Directors may also be paid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Voting Directors or any committee appointed pursuant to Article 67 or general meetings of the Company or otherwise in connection with the business of the Company and, if any Voting Director being willing renders or is called upon to perform extra services or to make any special exertions in going or residing abroad or otherwise for any business or purposes of the Company, the Voting Directors may arrange with that Voting Director for a special remuneration to be provided and that special remuneration may be either in addition to or in substitution for his share in the remuneration provided in this Constitution.

## 53. SHARE QUALIFICATIONS

A Director is not required to have any share qualification.

## 54. APPOINTMENT OF NON-VOTING DIRECTORS

(1) The Voting Directors or the Company in general meeting may, without limitation as to number, from time to time appoint any person to be a Non-Voting Director and may from time to time terminate any such appointment.

(2) The Voting Directors or the Company in general meeting may from time to time determine (without limiting the power or duties of the Voting Directors) the powers, duties and remuneration of any person so appointed.

(3) A Non-Voting Director, except by the invitation and with the consent of the Voting Directors, does not have any right to attend any meeting of Voting Directors (and in any case has no right to vote thereat).

## 55. VACATION OF OFFICE

In addition to the circumstances in which the office of a Director becomes vacant by virtue of the Corporations Act, or as may otherwise be provided for in this Constitution, the office of a Director becomes vacant if the Director:

(a) becomes an insolvent under administration;

(b) becomes prohibited from being a Director by reason of an order made under the Corporations Act;

(c) becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health;

(d) resigns the office by notice in writing to the Company;

(e) in the case of a Voting Director, is absent either personally or by alternate Voting Director without the consent of the Voting Directors from meetings of the Voting Directors held during a period of 6 months; or

(f) in the case of a Non-Voting Director, ceases to remain in the employment of the Company.

## 56. POWERS AND DUTIES OF DIRECTORS

(1) Subject to the Corporations Act and to any other provision of this Constitution the business of the Company shall be managed by the Voting Directors (who may delegate such authority as they see fit), who may pay all expenses incurred in promoting and forming the Company and may exercise all such powers of the Company as are not, by the Corporations Act or by this Constitution, required to be exercised by the Company in general meeting.

(2) Without limiting the generality of paragraph (1) hereof, the Voting Directors may exercise all the powers of the Company to borrow money, to charge any property or business of the Company or all or any of its uncalled capital and to issue debentures or to give any other security for a debt, liability or obligation of the Company or of any other person.

## 57. APPOINTMENT OF AN ATTORNEY

(1) The Voting Directors may, by power of attorney or other written instrument, appoint any person or persons to be the attorney or attorneys of, or to be an authorised person to otherwise act for or on behalf of the Company for such purposes, with such powers, authorities and discretions (being powers, authorities and discretions vested in or exercisable by the Voting Directors) for such period and subject to such conditions as they think fit.

(2) Any such power of attorney or instrument may contain such provisions for the protection and convenience of persons dealing with the attorney or such otherwise authorised persons as the Voting Directors think fit and may also authorise the attorney or authorised persons to delegate all or any of the powers, authorities and discretions vested in the attorney.

**58.** All cheques, promissory notes, bankers drafts, bills of exchange and other negotiable instruments and all receipts for money paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, by any 2 Directors or in such other manner as the Voting

Directors determine from time to time.

**59.** (1) The Voting Directors shall cause minutes of all proceedings of general meetings and of meetings of the Voting Directors to be entered in accordance with the Corporations Act after the relevant meeting is held in books kept for that purpose.

(2) Except in the case of documents that are deemed to constitute minutes by virtue of Article 68, those minutes shall be signed by the Chairman of the meeting at which the proceedings took place or by the Chairman of the next succeeding meeting.

**60. PROCEEDINGS OF VOTING DIRECTORS**

(1) The Voting Directors may meet together for the despatch of business and adjourn and otherwise regulate their meetings as they think fit.

(2) A Voting Director may at any time, and the Secretary shall on the requisition of a Voting Director, convene a meeting of the Voting Directors.

(3) Without limiting the discretion of the Voting Directors to regulate their meetings under paragraph (1) hereof, the Voting Directors may, if they think fit, confer by radio, telephone, closed circuit television or other electronic means of audio or audio-visual communication and a resolution passed by such a conference shall, notwithstanding the Voting Directors are not present together in one place at the time of the conference, be deemed to have been passed at a meeting of the Voting Directors held on the day on which and at the time at which the conference was held. The provisions of this Constitution relating to proceedings of Voting Directors apply so far as they are capable of application and mutatis mutandis to such conferences.

**61.** (1) Subject to this Constitution, questions arising at a meeting of Voting Directors shall be decided by a majority of votes of Voting Directors present and voting and any such decision shall for all purposes be deemed a decision of the Voting Directors.

(2) Subject to the Listing Rules, in the case of an equality of votes, the Chairman of the meeting has a casting vote in addition to any deliberative vote.

**62. OTHER INTERESTS OF DIRECTORS**

(1) A Director may hold any other office or place of profit (except that of Auditor) in the Company in conjunction with the office of Director and on such terms as to remuneration and otherwise as the Voting Directors or the Company by resolution may determine.

(2) A Director of the Company may be or become a Director or other officer of or otherwise interested in any corporation promoted by the Company or in which the Company may be interested as a shareholder or otherwise and shall not be accountable to the Company for any remuneration or other benefits received as a Director or officer of or from their interest in the other corporation.

(3) A Director shall not be disqualified by that Director's office from contracting with the Company either as vendor, purchaser or otherwise nor shall such a contract or any contract or arrangement entered into by or on behalf of the Company in which a Director is in any way, whether directly or indirectly, interested be avoided nor shall a Director be liable, by reason of holding his office, to account to the Company for any profit arising from such a contract or from such contracts or arrangements.

(4) A Voting Director may vote in respect of any contract or arrangement or proposed contract or arrangement in which that Voting Director is in any way, whether directly or indirectly, interested or in respect of any matter arising out of such a contract or arrangement or proposed contract or arrangement and may attest the affixing of the seal to a contract or other document notwithstanding that the Voting Director is in any way, whether directly or indirectly, interested in that contract or other document or in the matter to which that contract or other document relates:

(5) This Article does not affect the duty of a Voting Director:

(a) who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company to declare the nature of the Voting Director's interest at a meeting of the Voting Directors; or

(b) who holds any office or possesses any property whereby, whether directly or indirectly, duties or interests might be created in conflict with the Voting Director's duties or interest as a Voting Director of the Company to declare at a meeting of the Voting Directors the facts and the nature, character and extent of the conflict.

## 63. ALTERNATE DIRECTORS

(1) A Voting Director may appoint a person (whether a member of the Company or not) to be an alternate Voting Director in the Voting Director's place during such period as the Voting Director thinks fit, if the Voting Directors approve of the appointment.

(2) An alternate Voting Director is entitled to notice of meetings of the Voting Directors and, if

the appointor is not present at such a meeting, is entitled to attend and vote in the appointor's stead but not otherwise.

(3) An alternate Voting Director may exercise all the powers of the appointor except the power to appoint an alternate Voting Director, and subject to the Corporations Act, may perform all the duties of the appointor except to the extent that the appointor has exercised or performed them.

(4) An alternate Voting Director is not required to have any share qualification.

(5) The appointment of an alternate Voting Director may be effected by:

(a) a notice in writing to the Company signed by the appointor; and

(b) Board approval (where the appointor abstains from voting) of the appointment as set out in the notice from the appointor.

(6) The termination of an appointment of an alternate Voting Director shall be effected by a notice in writing signed by the Voting Director who makes or made the appointment and served on the Company.

(7) Whilst acting as a Voting Director, an alternate Voting Director:

(a) is an officer of the Company and not the agent of the appointor; and

(b) is responsible to the exclusion of the appointor for the alternate Voting Director's own acts and defaults.

(8) An alternate Voting Director is not entitled to receive from the Company any remuneration or benefit under Article 52.

(9) The appointment of an alternate Voting Director may be terminated at any time by the appointor even if the period of the appointment of the alternate Voting Director has not expired, and terminates in any event if the appointor ceases to be a Voting Director.

(10) An alternate Voting Director is not to be taken into account separately from the appointor in determining the number of Voting Directors.

(11) A person who is present at a meeting of Voting Directors as an alternate Voting Director has one vote for each absent Voting Director who would be entitled to vote if present at the meeting and for whom that person is an alternate Voting Director and, if that person is also a

Voting Director, has one vote as a Voting Director in that capacity.

**64. QUORUM**

At a meeting of Voting Directors, the number of Voting Directors whose presence is necessary to constitute a quorum shall be not less than one-third of the Voting Directors appointed at such time and provided that at all times the number of Non-Executive Voting Directors present shall be greater than the number of Executive Voting Directors present.

**65.** In the event of a vacancy or vacancies in the office of a Voting Director or offices of Voting Directors, the remaining Voting Directors may act but, if the number of remaining Voting Directors is not sufficient to constitute a quorum at a meeting of Voting Directors, they may act only for the purpose of increasing the number of Voting Directors to a number sufficient to constitute a quorum or of convening a general meeting of the Company.

**66.** (1) The Voting Directors shall elect one of their number as Chairman of their meetings and may determine the period for which that person is to hold office. In the case of such a person holding an office or place of profit, as provided under paragraph (1) of Article 62, such person may be styled the "Executive Chairman".

(2) Where such a meeting is held and:

(a) a Chairman has not been elected as provided by paragraph (1) hereof; or

(b) the Chairman is not present within 10 minutes after the time appointed for the holding of the meeting or is unwilling to act,

the Voting Directors present shall elect one of their number to be a Chairman of the meeting.

**67.** (1) The Voting Directors may delegate any of their powers to a committee or committees consisting of such of their number or such number of the Non-Voting Directors or such other persons as they think fit. Such a committee or committees may consist of only one Director.

(2) A committee to which any powers have been so delegated shall exercise the powers delegated in accordance with any directions of the Voting Directors and a power so exercised shall be deemed to have been exercised by the Voting Directors.

(3) The members of such a committee may elect one of their number as Chairman of their meetings.

(4) Where such a meeting is held and:

(a) a Chairman has not been elected as provided by paragraph (3) hereof; or

(b) the Chairman is not present within 10 minutes after the time appointed for the holding of the meeting or is unwilling to act,

the members present may elect one of their number to be Chairman of the meeting.

(5) A committee may meet in person or by the means set out in Article 60(3) (or by any combination of those means) and adjourn and otherwise regulate its meetings as it may determine.

(6) Questions arising at a meeting of a committee shall be determined by a majority of votes of the members present and voting.

(7) In the case of an equality of votes the Chairman has a casting vote in addition to any deliberative vote.

**68.** (1) If all the Voting Directors have signed a document containing a statement that they are in favour of a resolution of the Voting Directors in terms set out in the document, a resolution in those terms shall be deemed to have been passed at a meeting of the Voting Directors held on the day on which the document was signed and at the time at which the document was last signed by a Voting Director or, if the Voting Directors signed the document on different days, on the day on which, and at the time at which, the document was last signed by a Voting Director. Where a document is so signed, the document shall be deemed to constitute a minute of that meeting.

(2) For the purposes of paragraph (1) hereof, two (2) or more separate documents containing statements in identical terms each of which is signed by one or more Voting Directors shall together be deemed to constitute one document containing a statement in those terms signed by those Voting Directors on the respective days on which they signed the separate documents.

(3) A reference in paragraph (1) hereof to all the Voting Directors does not include a reference to a Voting Director who, at a meeting of Voting Directors, would not be entitled to vote on the resolution, or a reference to an alternate Voting Director whose appointor has signed the document mentioned in paragraph (1).

**69.** All acts done by any meeting of the Voting Directors or of a committee of Directors or by any person acting as a Director are, notwithstanding that it is afterwards discovered that there was some defect in the appointment of a person to be a Director or a member of the committee, or to

act as a Director, or that a person so appointed was disqualified, as valid as if the person had been duly appointed and was qualified to be a Director or to be a member of the committee.

## 70. SENIOR EXECUTIVES

(1) The Voting Directors may from time to time appoint one or more of the Directors to senior executive offices (to be known by such style or title as the Voting Directors determine which may include "Executive Chairman" or "Managing Director" ("Senior Executives")) for such period and on such terms as they think fit and, subject to the terms of any agreement entered into in a particular case, may revoke any such appointment.

(2) Any such appointment automatically terminates if he ceases from any cause to be a Director.

(3) The Managing Director is not subject to retirement under Article 51.

**71.** A Senior Executive shall, subject to the terms of any agreement entered into in a particular case, receive such remuneration (whether by way of salary, commission or participation in profits, or partly in one way and partly in another) as the Voting Directors determine.

**72.** (1) The Voting Directors may, upon such terms and conditions and with such restrictions as they think fit, confer upon a Senior Executive any of the powers exercisable by them.

(2) Any powers so conferred may be concurrent with, or be to the exclusion of, the powers of the Voting Directors.

(3) The Voting Directors may at any time withdraw or vary any of the powers so conferred on a Senior Executive.

## 73. SECRETARY

(1) The Voting Directors shall appoint at least one Secretary of the Company and may terminate any such appointment or appointments.

(2) A Secretary of the Company holds office on such terms and conditions, as to remuneration and otherwise, as the Voting Directors determine.

## 74. SEAL

(1) The Voting Directors shall provide for the safe custody of the seal.

(2) The seal shall be used only by the authority of the Voting Directors, or of a committee of one

or more Directors authorised by the Voting Directors to authorise the use of the seal, and every document to which the seal is affixed shall be signed by a Director and be countersigned by another Director, a Secretary or another person appointed by the Voting Directors to countersign that document or a class of documents in which that document is included.

(3) The Company may have for use in particular places in place of its common seal one or more official seals whose impression shall be identical to that of the common seal of the Company with the addition on its face of the name of every place where it is to be used.

(4) The Company may have a duplicate common seal, which shall be a facsimile of the common seal of the Company with the addition on its face of the words "Share Seal" or "Certificate Seal" and a certificate referring to or relating to securities of the Company sealed with such a duplicate seal shall be deemed to be sealed with the common seal of the Company.

**75. INSPECTION OF RECORDS**

Subject to the requirements of the Corporations Act, the Voting Directors shall determine whether and to what extent, and at what time and places and under what conditions, the accounting records and other documents of the Company or any of them will be open to the inspection of members other than Voting Directors and a member (or any other person) other than a Voting Director does not have the right to inspect any document of the Company except as provided by law or authorised by the Voting Directors or by the Company in general meeting.

**76. DIVIDENDS AND RESERVES**

The Voting Directors may declare a dividend.

**77.** The Voting Directors may authorise the payment by the Company to the members of such dividends as appear to the Voting Directors to be justified by the profits of the Company.

**78.** No dividend shall be payable except out of profits. Interest is not payable by the Company in respect of any dividend.

**79.** (1) The Voting Directors may, before determining that any dividend is payable, set aside out of the profits of the Company such sums as they think proper as reserves to be applied, at the discretion of the Voting Directors, for any purpose for which the profits of the Company may be properly applied.

(2) Pending any such application the reserves may, at the discretion of the Voting Directors, be

used in the business of the Company or be invested in such investments as the Voting Directors think fit.

(3) The Voting Directors may carry forward so much of the profits remaining as they consider ought not to be distributed as dividends without transferring those profits to a reserve.

**80.** (1) Subject to the rights of persons (if any) entitled to shares with special or restricted rights as to dividends having regard to their terms of issue or this Constitution and subject to paragraph (4) of Article 86, all dividends shall be paid on all of the shares of a particular class.

(2) All dividends shall be apportioned and paid having regard to any portion or portions of the period in respect of which the dividend is paid but, if any share is issued on terms providing that it will rank for dividend as from a particular date, that share ranks for dividend accordingly.

**81.** The Voting Directors may deduct from any dividend payable to a member all sums of money (if any) presently payable by him to the Company in relation to shares in the Company.

**82.** (1) The Voting Directors when determining that a dividend is payable may, by resolution, direct payment of the dividend wholly or partly by the distribution of specific assets, including paid up shares in, or debentures of, any other corporation and the Voting Directors shall give effect to such a resolution.

(2) Where a difficulty arises in regard to such a distribution the Voting Directors may settle the matter as they consider expedient and fix the value for distribution of the specific assets or any part of those assets and may determine that cash payments will be made to any members on the basis of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees as the Voting Directors consider expedient.

(3) If a distribution of specific assets to a particular member or members is illegal or, in the Board's opinion, impractical the Board may make a cash payment to the member or members on the basis of the cash amount of the dividend instead of the distribution of specific assets.

**83.** (1) Any dividend, interest or other money payable in cash in respect of shares may be paid by cheque sent through the post directed:

(a) to the address of the holder as shown in the register of members or, in the case of joint holders, to the address shown in the register of members as the address of the joint holder first named in that register; or

(b) to such other address as the holder of joint holders in writing directs or direct.

(2) Any one of 2 or more joint holders may give effectual receipts for any dividends, interest or other money payable in respect of the shares held by them as joint holders.

## 84. ELECTION TO REINVEST DIVIDEND

The Voting Directors may grant to members or any class of members the right to elect to reinvest cash dividends paid by the Company by subscribing for shares in the Company on such terms and conditions as the Voting Directors think fit and are approved by the Company in general meeting.

## 85. ELECTION TO ACCEPT BONUS SHARES IN LIEU OF DIVIDEND

The Voting Directors may determine in respect of any dividend which it is proposed to pay or to declare on any shares of the Company that holders of the shares may elect to forego the right to share in the proposed dividend or part of such proposed dividend and to receive instead an issue of shares credited as fully paid on such terms as the Voting Directors think fit and are approved by the Company in general meeting.

## 86. UNCLAIMED DIVIDENDS

All dividends declared but unclaimed may be invested by the Voting Directors as they think fit for the benefit of the Company until claimed or until required to be dealt with in accordance with any law relating to unclaimed moneys.

## 87. CAPITALISATION OF PROFITS AND RESERVES

(1) Subject to paragraphs (3) and (6) hereof the Voting Directors or the Company in general meeting may resolve that it is desirable to capitalise any sum, being the whole or part of the amount for the time being standing to the credit of any reserve account or the profit and loss account or otherwise available for distribution to members, and that the sum be applied, in any of the ways mentioned in paragraph (3) hereof, for the benefit of members in the proportions which those members hold fully paid shares in the Company or in accordance with the terms of issue of any shares or in accordance with the terms of paragraph (6) hereof.

(2) The Company shall not pass a resolution as mentioned in paragraph (1) unless the resolution has been recommended by the Voting Directors.

(3) The ways in which a sum may be applied for the benefit of members under paragraph (1) are:

(a) in paying up any amounts unpaid on shares held by members;

(b) in paying up in full unissued shares or debentures to be issued to members as fully paid; or

(c) partly as mentioned in paragraph (a) and partly as mentioned in paragraph (b).

(4) The Voting Directors may, at their absolute discretion but subject to the Listing Rules, when recommending a resolution to be passed pursuant to paragraph (1) determine that each member or some only of the members (to the exclusion absolute or otherwise of any other member or members) shall have the right, subject to such conditions as the Voting Directors may in any particular case specify, to elect to forego that member's entitlement to shares in the sum to be applied for the benefit of members as aforesaid, in respect of all or some of that member's shares, and to participate *mutatis mutandis* in the capitalisation of another account as referred to in paragraph (1) or to receive a dividend in respect of such shares of such amount as may be determined by the Voting Directors. If the Voting Directors resolve to allow a member or members to make such election each such member may by notice in writing to the Company, given in such form and within such period as the Voting Directors specify, elect to participate in such other account or to receive a dividend in lieu of participation of the sum to be applied for the benefit of members as aforesaid subject to those conditions (if any) as may have been specified by the Voting Directors.

(5) The Voting Directors shall do all things necessary to give effect to the resolution and, in particular, to the extent necessary to adjust the rights of the members among themselves may:

(a) issue fractional certificates or make cash payments in cases where shares or debentures become issuable in fractions; and

(b) authorise any person to make, on behalf of all the members entitled to any further shares or debentures upon the capitalisation, an agreement with the Company providing for the issue to them, credited as fully paid up, of any such further shares or debentures or for the payment up by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement made under an authority referred to in paragraph (b) is effective and binding on all the members concerned.

(6) The Voting Directors may, at their absolute discretion but subject to the Listing Rules, resolve to apply any sum, being the whole or part of the amount standing to the credit of any reserve account or the profit and loss account or otherwise available for distribution to members, in paying up unissued shares to be issued to certain members of the Company and not to other members of the Company, as fully paid bonus shares, under the terms of any employee incentive scheme of the Company.

**88. NOTICES**

(1) A notice may be given by the Company to any member, Director or other person receiving notice under this Constitution either by being served personally or by sending it by post or facsimile to the address as shown in the register of members or the address supplied to the Company for the giving of notices.

(2) Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, prepaying, and posting a letter containing the notice and to have been effected, in the case of a notice of a meeting, on the day after the date of its posting and, in any other case, at the time at which the letter would be delivered in the ordinary course of post.

(3) If a notice is sent by facsimile transmission, service of the notice is deemed to be effective by properly addressing the facsimile transmission and transmitting the same and to have been served on the day of dispatch.

(4) A notice may be given by the Company to the joint holders of a share by giving the notice to the joint holder first named in the register of members in respect of the share.

(5) A notice may be given by the Company to a person entitled to a share in consequence of the death or bankruptcy of a member by serving it on him personally or by sending it to him by post addressed to him by name, or by the title of representative of the deceased or assignee of the bankrupt, or by any like description, at the address (if any) supplied for the purpose by the person or, if such an address has not been supplied, at the address to which the notice might have been sent if the death or bankruptcy had not occurred.

**89.** Notice of every general meeting shall be given in the manner authorised by Article 88 and in accordance with the Corporations Act and the Listing Rules to persons entitled to receive that notice.

## 90. WINDING UP

(1) If the Company is wound up the liquidator may, with the sanction of a special resolution, divide among the members in kind the whole or any part of the property of the Company and may for that purpose set such value as he considers fair upon any property to be so divided and may determine how the division is to be carried out as between the members or different classes of members.

(2) The liquidator may, with the sanction of a special resolution, vest the whole or any part of any such property in trustees upon such trusts for the benefit of the contributors as the liquidator thinks fit but so that no member is compelled to accept any shares or other securities in respect of which there is any liability.

## 91. INDEMNITY AND INSURANCE

**Indemnity of officers**

(1) Every person who is or has been:

(a) a director of the Company or of a wholly-owned subsidiary of the Company; or

(b) a secretary of the Company or of a wholly-owned subsidiary of the Company;

is entitled to be indemnified out of the property of the Company against:

(c) every liability incurred by the person in that capacity (except a liability for legal costs); and

(d) all legal costs incurred in defending or resisting (or otherwise in connection with) proceedings, whether civil or criminal or of an administrative or investigatory nature, in which the person becomes involved because of that capacity,

unless:

(e) the liability is owed to the Company or to a related body corporate;

(f) the liability is for a pecuniary penalty order under section 1317G of the Corporations Act or a compensation order under section 1317H of the Corporations Act;

(g) the liability is owed to someone other than the Company or a related body corporate and did not arise out of conduct in good faith;

(h) the legal costs are incurred:

(i) in defending or resisting proceedings in which the person is found to have a liability for which they could not be indemnified because of Article 91(1)(e), (f) or (g); or

(ii) in defending or resisting proceedings in which the person is found guilty; or

(iii) in defending or resisting proceedings brought by the Australian Securities and Investments Commission or a liquidator for a court order if the grounds for making the order are found by the court to have been established (except in responding to actions taken by the Australian Securities and Investments Commission or a liquidator as part of an investigation before commencing proceedings for the court order); or

(iv) in connection with proceedings for relief to the person under the Corporations Act in which the court denies the relief.

For the purposes of Article 91(1)(h), the outcome of proceedings is the outcome of the proceedings and any appeal in relation to the proceedings.

(2) The Company may pay or agree to pay, whether directly or through an interposed entity, a premium for a contract insuring a person who has or has had a capacity mentioned in Article 91(1)(a) or (b) against any liability incurred by the person in that capacity, unless the liability is for something other than legal costs and arises out of:

(a) conduct involving a wilful breach of duty in relation to the Company; or

(b) a contravention of section 182 or section 183 of the Corporations Act.

## 92. RESTRICTED SECURITIES

(1) A person (as that term is defined in the Listing Rules) may not dispose (as that term is defined in the Listing Rules) of restricted securities (and, for the purposes of this Article 92, securities issued by the Company are restricted securities if, and to the extent only that, those securities are restricted securities for the purposes of the Listing Rules) during the escrow period except as permitted by the Listing Rules or the Exchange.

(2) The Company shall refuse to acknowledge a disposal (including registering a transfer) of restricted securities during the escrow period except as permitted by the Listing Rules or the Exchange.

(3) During a breach of the Listing Rules relating to restricted securities, or a breach of a restriction agreement, the holder of the restricted securities is not entitled to any dividend, or voting rights, in respect of the restricted securities.

**Macquarie Bank Limited**
ABN 46 008 583 542

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone:
(02) 8232 3202
Facsimile:
(02) 8232 4330

Email Address
dennis.leong@macquarie.com

Please telephone
Joshua Wyner on
02 8232 3202
if complete transmission
not received.

**Company Secretarial**



| | | | |
|---|---|---|---|
| **Attention** | Company Announcements Office | **Date** | 29 July 2004 |
| **Company** | Australian Stock Exchange | | |
| | | **Pages** | 2 (incl. this page) |
| **From** | Dennis Leong | **Priority** | Routine |

MACQUARIE
BANK

## ASX Release

Macquarie Bank Limited- All Resolutions Passed at 2004 Annual General Meeting

Please be advised that all nine motions (agenda items two to ten) in the 2004 Notice of Annual General Meeting were passed by the requisite majorities on a show of hands at today's Annual General Meeting.

A summary of the voting specified in proxy appointments for the resolutions is attached.

Yours faithfully

Dennis Leong
Company Secretary

## ATTACHMENT

CRS/COMPUTERSHARE INVESTOR SERVICES PTY LTD *** Proxy Summary By Resolutions - Votes ***
MACQUARIE BANK LIMITED/MBL A.C.N. 008 583 542

Annual General Meeting on : 29/07/2004

| Res | For | Against | Open-Usable | Open-Conditional | Open-Unusable | Abstain | No Instruction | Excluded |
|---|---|---|---|---|---|---|---|---|
| ** TOTALS FOR VALID PROXIES ** | | | | | | | | |
| 2 | 84,742,042 | 18,599,379 | 9,878,217 | 0 | 0 | 1,180,051 | 34,964,632 | 0 |
| 3 | 102,865,295 | 1,389,536 | 9,881,809 | 0 | 0 | 521,786 | 34,705,895 | 0 |
| 4 | 101,977,096 | 1,863,054 | 9,885,670 | 0 | 0 | 918,613 | 34,719,888 | 0 |
| 5 | 97,959,440 | 48,647 | 9,892,269 | 0 | 0 | 6,477,003 | 34,986,962 | 0 |
| 6 | 80,014,342 | 16,940,664 | 8,856,921 | 464,967 | 522,117 | 5,826,974 | 34,724,361 | 2,013,975 |
| 7 | 80,057,731 | 16,941,470 | 8,856,528 | 462,967 | 531,303 | 5,794,452 | 34,705,895 | 2,013,975 |
| 8 | 80,042,366 | 16,945,601 | 8,858,528 | 462,967 | 531,136 | 5,803,853 | 34,705,895 | 2,013,975 |
| 9 | 79,736,937 | 17,036,889 | 8,860,128 | 462,967 | 531,803 | 5,790,636 | 34,930,986 | 2,013,975 |
| 10 | 98,506,410 | 154,104 | 10,100,244 | 0 | 0 | 5,652,924 | 34,950,639 | 0 |

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 1,668 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | As per other fully paid ordinary shares already quoted. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | 1,668 @ $23.94 each |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | N/A – shares were issued on exercise of employee options |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 1,668 on 22/7/04 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 217,544,471 | Fully Paid Ordinary Shares |
| | | 4,000,000 | Macquarie Income Securities (MBLHB) |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 24,904,165 | Options over Ordinary Shares at various exercise prices |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Shares rank pari passu with all existing fully paid ordinary shares. |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................................ Date: 22 July 2004
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 15,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | As per other fully paid ordinary shares already quoted. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | 15,000 @ $18.51 each |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | N/A – shares were issued on exercise of employee options |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 15,000 on 26/7/04 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 217,559,471 | Fully Paid Ordinary Shares |
| 4,000,000 | Macquarie Income Securities (MBLHB) |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 24,896,703 | Options over Ordinary Shares at various exercise prices |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Shares rank pari passu with all existing fully paid ordinary shares. |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................................ Date: 26 July 2004
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 68,250 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | As per other fully paid ordinary shares already quoted. |

+ See chapter 19 for defined terms.

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*



# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 5,998 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | As per other fully paid ordinary shares already quoted. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | 3,332 @ $23.94 each<br>2,666 @ $30.51 each |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | N/A – shares were issued on exercise of employee options |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 5,998 on 28/7/04 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 217,633,719 | Fully Paid Ordinary Shares |
| 4,000,000 | Macquarie Income Securities (MBLHB) |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | 64,500 @ $18.51 each<br>3,750 @ $23.94 each |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | N/A – shares were issued on exercise of employee options |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 68,250 on 27/7/04 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 217,627,721 | Fully Paid Ordinary Shares |
| | | 4,000,000 | Macquarie Income Securities (MBLHB) |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 24,828,453 | Options over Ordinary Shares at various exercise prices |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Shares rank pari passu with all existing fully paid ordinary shares. |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any cla im, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ........................................................ Date: 27 July 2004
(Company Secretary)

Print name: Dennis Leong

= = = = =

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 24,822,455 | Options over Ordinary Shares at various exercise prices |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Shares rank pari passu with all existing fully paid ordinary shares. |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

+ See chapter 19 for defined terms.

## *Quotation agreement*

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any cla im, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................................ Date: 28 July 2004
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633



MACQUARIE BANK

## ASX/Media Release

# MACQUARIE BANK SAYS FIRST QUARTER PROFIT WELL UP

**29 July 2004 –** Macquarie Bank Managing Director and Chief Executive Officer Allan Moss today said the Bank's first quarter profit, for the three months ended June 30, 2004, was well up on the corresponding period in 2003.

Speaking at the Bank's 2004 Annual General Meeting in Sydney, Mr Moss said he expected the first half results to be broadly in line with, or slightly ahead of the prior corresponding period, despite lower performance fees and lower profits from asset realisations.

He said the Bank had seen increases in its first quarter earnings from Treasury and Commodities Group, Banking and Property Group, Equity Markets Group, Financial Services Group, Funds Management Group, and Macquarie Direct Investment, but the Investment Banking Group was down on the prior corresponding period. These results reflect satisfactory market conditions, our diverse range of businesses and our continued investment in growth across the Bank, especially internationally.

Mr Moss noted that position taking in financial markets is not an important contributor to the Bank's profits.

Speaking specifically on the Bank's operating Groups for the first quarter, Mr Moss commented:

**Investment Banking Group** was down on the prior corresponding period. This was primarily due to a decline in performance fees, which was largely offset by growth in

most other activities and asset realisations including the Bank's interest in the unlisted European-based fund, the Macquarie Airports Group.

**Treasury and Commodities Group** was up on the prior corresponding period with growth across all businesses.

**Banking and Property Group** was up on the prior corresponding period with all businesses performing well.

**Equity Markets Group** was up on the prior corresponding period but down on the prior quarter with Hong Kong remaining the strongest contributor.

**Financial Services Group** was up on the prior corresponding period.

**Funds Management Group** was up on the prior corresponding period.

**Macquarie Direct Investment** was up on the prior corresponding period but the result for the full year is expected to be well down.

**Current market conditions**

- While volumes in equity markets in Australia reached new heights they are trending down in Asia with the exception of Japan, but they are still above prior corresponding period levels
- Australian retail investor interest remains strong
- Foreign exchange markets continue to be fairly volatile and active
- While the Australian property market is generally satisfactory, there is a softening in some residential sectors
- Lending margins continue to be resilient
- Credit quality remains good
- The number of IPOs are less than in 2003 but still satisfactory
- Corporate confidence remains satisfactory

**Highlights for the financial year to date include:**

**Australia**

For the six months to June 30, 2004, the Bank was placed first in Thomson Financial's league tables for number of announced M&A deals. Diversified Utility & Energy Trusts (DUET) managed by a 50:50 joint venture with AMP, is expected to raise $266 million in an initial public offer.

**Europe**

The Macquarie European Infrastructure Fund was launched with initial commitments of €422 million. Macquarie Property entered into a JV with Ochtar Capital Partners to form

Macquarie Global Property Advisors Limited, an investment company focused on private equity real estate funds management in Europe and Asia

**North America**

The Macquarie Power Income Fund listed on the Toronto Stock Exchange and the Canadian Macquarie Essential Assets Partnership (MEAP) closed with total commitments of C$460 million. The Bank also signed an agreement to acquire the US airports services company Atlantic Aviation and filed a registration statement with the SEC for a proposed IPO of the US listed infrastructure entity, Macquarie Infrastructure Assets Trust. The Macquarie DDR Trust and Macquarie ProLogis Trust, acquired several properties in North America with capital raisings totalling $354 million. Macquarie Office Trust announced an $850 million scrip and cash merger proposal with Principal America Office Trust.

**Asia**

The integration of ING's Asian cash equities business is on track. The Korean Road Infrastructure Fund (KRIF) received additional commitments, almost doubling in size to KRW 1.26 trillion.

**Highlights from the Address of the Executive Chairman, Mr David Clarke, include:**

- Favourable world economic and market conditions were key contributors to the outstanding results the Bank achieved last year. The rebound in global share prices was driven by an improved growth and corporate earnings outlook, stronger corporate balance sheets and record low short-term interest rates. In Australia the S&P ASX 200 Index rose by 16.3 per cent last financial year.
- Portfolio investment into Australia – which reflects international investment in Australian equities, bonds, options and futures – is now running at almost 10 per cent of GDP, where it had not previously exceeded 4 per cent at any time during the past 6 years.
- There are compelling reasons for the investments the Bank has made in the Asian region. Over the past 30 years, the emerging economies of Asia have grown at a rate of 7 per cent per annum, more than double the OECD average. Asia's share of world GDP has increased from 9 per cent to 25 per cent, surpassing the United States.
- The Bank does not believe large interest rate rises will occur in Australia. Australian interest rates are already well above those of the United States, particularly for short-term maturities. While the US Federal Reserve has moved

to increase short-term interest rates, with further rises anticipated, there are no compelling arguments for similar increases here. The Bank expects the differential between Australian and US interest rates to steadily narrow over the remainder of this year.

**Outlook**

Mr Moss said: "We expect the first half to be broadly in line with, or slightly ahead of, the prior corresponding period despite lower performance fees and lower profits from asset realisations. However, repeating last year's excellent second half result will be challenging because it benefited from very buoyant equity market conditions in Hong Kong and very large profits from asset realisations, especially through Macquarie Direct Investment."

He said that over the medium term the Bank is well placed due to committed quality staff, diversification, good businesses and effective prudential controls.

“We expect continued growth in revenue and earnings across most businesses over the medium term subject to market conditions not deteriorating materially. We expect continued good growth in international businesses,” Mr Moss said.

**Long term performance**

Executive Chairman, David Clarke, said: “Since listing on the Australian Stock Exchange in 1996, the Bank has delivered a total shareholder return of 574 per cent, a better return than all the companies in the ASX Top 50 companies index at that time (assuming reinvestment of all dividends and accounting for all corporate actions).”

“In general, investors in Macquarie’s specialist infrastructure and property funds have also benefited significantly. Measured at the 23 July 2004 market close, Macquarie’s specialist listed infrastructure and property funds had an average accumulation return of 300 per cent since 1996, versus a 118 per cent accumulation return for the sharemarket over the same period.”

Mr Clarke also noted that investors in IPOs managed by Macquarie since January 2000 received a weighted average return of 54 per cent, which is well above the Australian market average of 27 per cent.

**For further information, please contact:**

Erica Sibree, Investor Relations, Macquarie Bank Limited 612 8232 5008
Matthew Russell, Public Relations, Macquarie Bank Limited 612 8232 4102

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 4,667 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | As per other fully paid ordinary shares already quoted. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | 3,334 @ $23.94 each<br>1,333 @ $30.51 each |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | N/A – shares were issued on exercise of employee options |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 4,667 on 29/7/04 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 217,638,386 | Fully Paid Ordinary Shares |
| 4,000,000 | Macquarie Income Securities (MBLHB) |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities *not quoted* on ASX (*including* the securities in clause 2 if applicable) | 24,817,788 | Options over Ordinary Shares at various exercise prices |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Shares rank pari passu with all existing fully paid ordinary shares. |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................................ Date: 29 July 2004
(Assistant Company Secretary)

Print name: Angela Blair

= = = = =

+ See chapter 19 for defined terms.

Securities and Exchange Commission by
Macquarie Bank Limited.

File Number: 82-34740


MACQUARIE BANK
Macqua
2004 Annual General Mee
29 July 2004


MACQUARIE BANK
Macqua
2004 Annual General Mee
David Clarke, Executive Ch
29 July 2004



MACQUARIE BANK

# 48% increase in profit

After tax (attributable to ordinary equity holders) 48% increase on FY 2003

| FY 2004 | FY 2003 |
|---|---|
| A$494m | A$333m |

Pre tax (attributable to ordinary equity holders) 53% increase on FY 2003

| FY 2004 | FY 2003 |
|---|---|
| A$654m | A$428m |

3



MACQUARIE BANK

# Outstanding EPS growth: 41% to A233c

→ 4.6 times over the decade



(A cents)
250
200
150
100
50
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004


Basic EPS

4

# Dividend growth: 31%* to A122c

→ 5.7 times over the decade

→ 2004 dividends franked to 90%


(A cents)
160
140
120
100
80
60
40
20
0
Special dividend
Ordinary dividend
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

2003 excludes special dividend of 50 cents per share. *31% increase is on ordinary dividend of A93c per share



# Key drivers of exceptional year

- → Very favourable domestic and favourable international market conditions
  - → Equity markets performed well; strong Australian IPO market
  - → Strong property market
  - → Good corporate confidence
  - → Continued good credit quality
  - → Volatile AUD generated strong customer flows
- → Commitment to growth and investment initiatives in prior tougher years
  - → A$128m profit from asset realisations
- → Excellent staff performance and commitment throughout the Bank



# Very active internationally

- → Strategic fund initiatives in Europe, North America, Asia and Africa
- → Continued international business growth includes:
  - → Global infrastructure
  - → Equity derivatives
  - → Oil and gas financing
  - → US mortgages
- → Acquisition of ING's Asian equities stockbroking (Macquarie Securities Asia) around 450 new staff across 15 countries





# International income growth: 61% to almost A$700m

→ 31% of total income



(A$m)
700
600
500
400
300
200
100
0
1996
1997
1998
1999
2000
2001
2002
2003
2004


Excluding earnings on capital

# International staff growth: 72% to almost 1,400

→ 24% of total staff





Staff numbers
1400
1200
1000
800
600
400
200
0
1996
1997
1998
1999
2000
2001
2002
2003
2004


Includes Macquarie Securities Asia (ING)



# We are in every major financial centre



| North America | Europe | Asia |
|---|---|---|
| 320 staff | 287 staff | 610 staff |



Seattle
Vancouver
San Jose
San Diego
Los Angeles
Chicago
Toronto
New York
Memphis
Charleston
Houston
Jupiter
Dublin
London
Paris
Frankfurt
Munich
Vienna
Geneva
Bahrain
Beijing
Tianjin
Shanghai
Seoul
Tokyo
Taiwan
Hong Kong
Bangkok
Manila
Labuan
Kuala Lumpur
Singapore
Jakarta
Sao Paulo
Cape Town
Johannesburg
Auckland
Wellington
Christchurch


| South America | Africa | Australia | NZ |
|---|---|---|---|
| 16 staff | 19 staff | 4,359 staff | 105 staff |

Over 5,700 employees in 23 countries

Includes Macquarie Securities Asia (ING)

# Asian economic growth is strong and sustainable



Asia ex Japan ($US)
Japan (¥)
Australia ($A)
United States ($US)
GDP, Index 1998=100
180
150
120
90
1998
1999
2000
2001
2002
2003
2004
2005
Annual


Source: International Monetary Fund

11

# Global stockmarkets were strong in 2003



US: S&P500
Australia: S&P/ASX200
Hong Kong: Hang Seng
Index Apr 03=100
165
150
135
120
105
90
Apr 03
Jun 03
Aug 03
Oct 03
Dec 03
Feb 04
Apr 04
Jun 04
Monthly


*Source: Datastream*

12

## Portfolio investment into Australia has been strong





% of GDP (annualised)
Portfolio Investment
10
8
6
4
2
0
-2
Mar 98
Mar 99
Mar 00
Mar 01
Mar 02
Mar 03
Mar 04
Quarterly


Source: ABS

13

## Interest rate risk in Australia is modest





US
Australia
Yield Curve as at 5 Jul 04
%
6
5
4
3
2
1
Cash Rate
1 mth
3 mth
6 mth
2 year
3 year
5 year
10 year
Maturity


*Source: Datastream& Reuters*

14

# Our success has been sustained


Net Profit
After Tax
A$m
36 year history of profit
500
400
300
200
100
0
69
74
79
84
89
94
99
'04

15

# Our success has been sustained

- → Strong goals and values
- → Encouraging an entrepreneurial environment
- → Philosophy of freedom with boundaries
- → Strong risk management
- → Remuneration systems
  - → Encourage success
  - → Encourage long-term commitment
  - → Are aligned with shareholder interests
- → Focus on delivering special value for clients

16



# Risk Management is the key focus for senior management

- → Risk Management is top priority for senior managers
- → Strong risk management systems and culture
- → Focus on:
  - → *Understanding and monitoring risks*
  - → Only taking risks appropriate to opportunities
  - → Not preventing all losses
- → Breaches of limits are taken seriously and without regard to impact on profit

17



# Remuneration is linked to profits and is in line with investment banking industry



%
80
70
60
50
40
30
20
10
0
Remuneration (excluding options) as percent of revenue
MBL


Source: most recent statutory accounts/annual SEC filings
Includes AG Edwards, Bear Stearns, Citigroup, CSFB (USA), Deutsche Bank, Goldman Sachs, JP Morgan Chase, Legg Mason, Lehman Bros, Merrill Lynch, Morgan Stanley, UBS Group

18

MACQUARIE BANK

# Our staff - helping their communities


1324
WELLINGTON CITY MISSION
PACK THE BUS
MACQUARIE

19

MACQUARIE BANK

# Our staff - helping their communities


PLEASE!

20

MACQUARIE BANK

# Our staff - helping their communities




PERMALAST SYSTEM
WATER PROOF
5

21

MACQUARIE BANK

# Our staff - helping their communities





22

MACQUARIE BANK

## Our staff - helping their communities



23

MACQUARIE BANK

## Our staff - helping their communities



24



# Total shareholder return 574% since listing



Macquarie
800
700
600
500
400
300
200
100
0
Index
All Ordinaries Accumulation Index
1996
1997
1998
1999
2000
2001
2002
2003
2004


As at 23 July 2004, indexed at 29 July 1996





# We will continue the Macquarie approach

- → Full service in Australia/ focussed international expansion
- → Strong risk management
- → Investing in growth through the cycle
- → Committed to our markets, our clients and our communities


Macquar
2004 Annual General Mee
Allan Moss, Managing Direc
29 July 2004

## Profit growth: 48% to A$494m




(A$m)
500
450
400
350
300
250
200
150
100
50
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

28

MACQUARIE BANK



# Profit growth: 48% to A$494m

→ Almost double over 2 years

→ 6.7 times over the decade



(A$m)
500
450
400
350
300
250
200
150
100
50
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004


29

MACQUARIE BANK



# Income growth: 30% to A$2.4b



(A$m)
2,500
2,000
1,500
1,000
500
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004


Income for 2003 and 2004 has been adjusted to reclassify income and expenses related to infrastructure assets held for resale

30



# Income growth: 30% to A$2.4b

→ 7 times over the decade



(A$m)
2,500
2,000
1,500
1,000
500
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004


Income for 2003 and 2004 has been adjusted to reclassify income and expenses related to infrastructure assets held for resale





# Assets under management growth: 20% to A$63b



(A$b)
70
60
50
40
30
20
10
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

MACQUARIE BANK

# Assets under management growth: 20% to A$63b

→ 6.2 times over the decade
→ Australia's 3rd largest fund manager



(A$b)
70
60
50
40
30
20
10
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004


Rainmaker Information, March Quarter 2004, issued June 2004

33

MACQUARIE BANK

# Total capital growth: 21% to A$2.4b



(A$m)
3000
2500
2000
1500
1000
500
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004


Includes ordinary shareholders equity and retained earnings. 1994 to 2003 adjusted for dividend provision

34



# Total capital growth: 21% to A$2.4b

→ 6.5 times over the decade



(A$m)
3000
2500
2000
1500
1000
500
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004


Includes ordinary shareholders equity and retained earnings. 1994 to 2003 adjusted for dividend provision





# Focused businesses in Asia Pacific



Korea
→ Corporate finance & advisory
→ Infrastructure finance & advisory
→ Property finance & advisory
→ Infrastructure funds mgt
→ Property funds mgt
→ Securities funds mgt
→ Commodity derivatives
→ Futures broking
→ Financial markets derivatives
→ Cross border leasing
→ Leasing
→ Equity derivatives and structured products
→ Institutional stockbroking & research
→ Financial products
Japan
→ Corporate finance & advisory
→ Infrastructure finance & advisory
→ Property finance & advisory
→ Infrastructure asset mgt
→ Cross border leasing
→ Leasing
→ Equity derivatives and structured products
→ Institutional stockbroking & research
Beijing
→ Corporate finance & advisory
Taiwan
→ Securities funds mgt
→ Institutional stockbroking & research
→ Leasing
Tianjin
→ Property finance & advisory
→ Property funds mgt
→ Property development
Shanghai
→ Property finance & advisory
→ Property development
→ Mortgages and securitisation
→ Institutional stockbroking
Hong Kong
→ Corporate finance & advisory
→ Infrastructure finance & advisory
→ Property finance & advisory
→ Property funds mgt
→ Commodity derivatives
→ Cross border leasing
→ Equity derivatives and structured products
→ Institutional stockbroking & research
→ Financial products
Malaysia
→ Corporate finance & advisory
→ Securities funds mgt
→ Financial products
→ Research
Indonesia, Thailand & The Philippines
→ Institutional stockbroking & research
Full service
Auckland
→ Retail financial services & advisory
→ Securities funds mgt
→ Corporate finance & advisory
→ Leasing
→ Institutional stockbroking & research
→ Financial products
Singapore
→ Corporate finance & advisory
→ Leasing
→ Institutional stockbroking & research
→ Financial products
Wellington
→ Retail financial services & advisory
→ Institutional stockbroking & research
Christchurch
→ Retail financial services & advisory

# Focused businesses in the Americas



**Vancouver**
- Corporate finance & advisory
- Leasing

**Toronto**
- Corporate finance & advisory
- Infrastructure finance & advisory
- Infrastructure funds mgt
- Leasing
- Financial products

**Seattle**
- Property finance

**San Francisco**
- Institutional stockbroking

**San Jose**
- *Leasing*

**Los Angeles**
- Property finance
- Financial products

**Palm Springs**
- Golf course residential development

**San Diego**
- Leasing

**Memphis**
- Mortgages origination (6 additional offices in US)

**Houston**
- Energy finance

**Charleston**
- Agricultural commodities trading & structuring

**Jupiter**
- Golf course residential development

**Boston**
- *Leasing*

**New York**
- Corporate finance & advisory
- Infrastructure finance & advisory
- Infrastructure funds mgt
- Real estate investment *banking*
- Metals & mining finance, structuring & trading
- Agricultural commodities marketing, trading & structuring
- Futures broking
- Energy markets derivatives marketing
- Financial products
- Cross border leasing
- *Leasing*
- Institutional stockbroking & research

**Chicago**
- Property funds mgt
- Real estate investment banking

**Sao Paulo**
- Equity derivatives marketing
- Agricultural commodities *marketing, trading* & structuring & trade finance

37

# Focused businesses in Europe, Africa and the Middle East



**United Kingdom**
- Corporate finance & advisory
- Infrastructure finance & advisory
- *Wholesale property equity* raising
- Infrastructure funds mgt
- Securities funds mgt
- Metals and mining finance, structuring & trading
- Agricultural commodities
- Debt markets
- *Futures broking*
- Energy markets derivatives trading
- Equity derivatives and structured products
- Securities lending
- Cross border leasing
- Leasing
- *Institutional stockbroking* & research

**France**
- Leasing
- Institutional stockbroking
- Corporate advisory & finance

**Ireland**
- Leasing

**South Africa**
- Corporate finance & advisory
- Infrastructure finance & advisory
- Infrastructure funds mgt
- Equity derivatives & structured products
- Capital markets *structuring*

**Germany**
- Corporate finance & advisory
- Infrastructure finance & advisory
- Equity derivatives and structured products
- Cross border leasing
- Institutional stockbroking

**Austria**
- Corporate finance & advisory
- *Cross border leasing*

**Switzerland**
- *Institutional stockbroking*

**Bahrain**
- Wholesale property equity raising

38

MACQUARIE BANK

# Managing important assets across the globe



USA
Detroit Windsor Tunnel
SR125 South
Parking Company of America Airports
Avports Aviation
Michigan Electric Transmission Co.
Chicago Thermal
Atlantic Aviation*
Macquarie DDR
Macquarie Prologis
Macquarie Countrywide
Macquarie Office
Portugal
Tagus Crossings
Algarve toll road
Norte Litoral toll road
UK
M6 Toll
Yorkshire Link
Bristol Airport
Birmingham Airport
South East Water
Sweden
Arlanda Express
Germany
Warnow Tunnel
Japan
Hakone Turnpike
Schroder Asian properties
Canada
407 ETR
AltaLink
Cardinal Power
Chile
Talca-Chillan
Temuco-Rio Bueno
Collipulli-Temuco
Santiago-Talca
Hong Kong, Singapore, China
Schroder Asian properties
New Zealand
Macquarie Goodman
Macquarie Countrywide
Africa
N3 toll road
N4 toll road
Bakwena Platinum Corridor
Kilimanjaro Airport (Tanzania)
Airport Co. of SA
ICO Global
Italy
Rome Airport
Genoa Airport
Lamezia Terme Airport
Spain
Autema
Ausol I
Ausol II
Europistas
M45
Artxanda
Radial 4
South Korea
Soojungsan Tunnel
Kwangju toll road
Daegu-Busan Expressway
Baekyang Tunnel
Machang Bridge
Kukdong Building
Schroder Asian properties
Australia
Gorodok Ethane Pipeline
Adelaide Airport
Asia Pacific Transport
Prospect Water
Electranet SA
Broadcast Australia
Sydney Airport
Macquarie Direct Investment
Reef Networks
Eastern Distributor
M2, M4, M5, Westlink M7
Transcore
Airtrain Citylink
Multinet
United Energy Distrib.
AlintaGas Networks
Macquarie Countrywide
Macquarie Office
Macquarie Leisure
Macquarie Goodman


In some cases, Macquarie or Macquarie managed fund has partial interest in asset*

*Roads* *Property* *Airports* *Communications* *Utilities* *Transport services* *Other*



MACQUARIE BANK

# Large raisings by funds

## A$6.5b raised since 1 April 2003

→ Approx. two thirds from international investors



A$b
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0


| Fund | Raising (A$m) | Predominant locale of investors |
|---|---|---|
| ☐ KRIF | 1257 | Korea |
| ☐ Four Corners | 1134 | US & Australia |
| ☐ MEIF | 670 | Europe |
| ☐ MEAP | 476 | Canada |
| ☐ AIIF** | 275 | South Africa |
| ☐ MFD | 228 | US retail |
| ☐ MPT | 214 | Canada inc. retail |
| ☐ MAP | 173 | Existing investors |
| ☐ MDT | 706 | Australia |
| ☐ MGI | 423 | Australia |
| ☐ Ascendas | 247 | Singapore inc. retail |
| ☐ MCW | 173 | Australia |
| ☐ MPR | 119 | Australia |
| ☐ MCO CR-REIT | 101 | Korea |
| ☐ Other | 334 | Australia |

** Additional AIIF raising in progress, for completion end July. Minimum $120m to be raised.

## Listed infrastructure and property funds have outperformed



500
400
300
200
100
0
Index
Macquarie Funds
All Ordinaries
Accumulation Index
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004


Comprises the accumulated performance of Macquarie Airports, Macquarie Communications Infrastructure Group, Macquarie Infrastructure Group, Macquarie CountryWide Trust, Macquarie Goodman Industrial Trust, Macquarie Leisure Trust, Macquarie Office Trust, Macquarie ProLogis Trust, Southern Cross FLIERS and Macquarie DDR Trust.

All data as at 23 July 2004, indexed at 100 December 1995

41

## Where the income comes from

By type



(A$m)
2,500
2,000
1,500
1,000
500
0
Interest – **13%**
Trading – **24%**
Management, advice, broking & other – **63%**
1996
1997
1998
1999
2000
2001
2002
2003
2004


42

# Where the income comes from

## By business segment


Investment banking 32%
Asset & wealth management 30%
Mergers and acquisitions, advisory and underwriting
Up 23%
Institutional stockbroking
Financial products
Infrastructure, property and other specialist funds
Up 44%
Retail and wholesale funds management and private client broking
Banking and securitised lending
Equipment leasing
Up 12%
Property lending
Other lending
Commodities
Equity derivatives
Up 35%
FX, futures, treasury and debt markets
Lending 14%
Financial markets 24%

At 31 March 2004

43

# Investment banking segment

→ 32% of total income
→ Up 23%




Index
150
100
50
0
2003
2004
Institutional stockbroking
Financial products
M&A, advisory & underwriting

2003 indexed to 100

44



# Some investment banking highlights



- → #1 M&A announced in Australia (Thomson Financial, 2003)
- → #2 Australian equity raised (Thomson Financial, 2003)
- → #1 project finance advisory Asia-Pacific and the Americas, #2 globally (Project Finance International, 2003)
- → Average return to investors from Macquarie managed IPOs* since January 2000 54% versus Australian market (ex Macquarie) 27%

*Weighted average return of IPOs greater than A$50m

45



# Asset and wealth management segment

- → 30% of total income
- → Up 44%




Index
160
140
120
100
80
60
40
20
0
2003
2004
Infrastructure, property & other specialist funds
Retail & wholesale funds management & private client broking

2003 indexed to 100

46



# Some asset and wealth management highlights



→Top 3 retail broker in Australia

→Direct Investment:

- →8 asset realisations during the year ended March 2004
- →Annual average return to unit holders 18.4%* across all funds since inception

→Specialist assets managed for investors up 21% from A$21.5b to A$26b

→Securities assets managed for investors up 19% from A$30.8b to A$36.6b

* Annual average portfolio weighted internal rate of return calculated since inception of funds





# Financial markets segment

→ 24% of total income
→ Up 35%




Index
160
140
120
100
80
60
40
20
0
2003
2004
Equity derivatives
FX, futures, treasury and debt markets
Commodities

2003 indexed to 100

# Some financial markets highlights



- → 2003 leading warrant issuer in both Australia and Hong Kong
- → Arranged and/or lead managed asset securitisation transactions totalling A$3.6b during 2003
- → Foreign Exchange turnover approximately A$2.4 trillion during year ended March 2004
- → Achieved without major contributions from position taking



# Lending segment

→ 14% of total income
→ Up 12%




Index
120
100
80
60
40
20
0
2003
2004
Equipment leasing
Other lending
Property lending
Banking & securitised lending

2003 indexed to 100

## Some lending highlights



- → Australian mortgage portfolio grew by 25% to more than A$11b
- → Equipment leasing book grew by 30% to $3b
- → Providing finance to around 20,000 enterprises

51

## Some post balance date developments

**Australia**

- → #1 M&A deals completed in 6 months to 30 June 2004 (Thomson Financial)
- → Diversified Utility & Energy Trusts (DUET) managed by 50:50 joint venture with AMP Capital; IPO expected to raise A$266m
- → Macquarie Office announced intention to make an offer for Principal America Office Trust

52

MACQUARIE BANK



# Some post balance date developments

**Europe**

- → Macquarie European Infrastructure Fund launched with initial commitments of €422m
- → Joint venture with Ochtar Capital Partners to form Macquarie Global Property Advisors – private equity real estate funds management

**USA**

- → Agreed to acquire US airport services company Atlantic Aviation
- → Macquarie DDR raised A$280m to fund acquisition of 12 community shopping centres
- → Macquarie ProLogis Trust raised A$74m to fund acquisition of 7 industrial properties
- → Registration statement filed with SEC regarding proposed IPO of US listed infrastructure entity Macquarie Infrastructure Assets Trust

53

MACQUARIE BANK



# Some post balance date developments

**Canada**

- → Macquarie Power Income Fund IPO on Toronto Stock Exchange
- → Macquarie Essential Assets Partnership final close with total commitments C$460 million

**Asia**

- → Integration of ING's Asian cash equities businesses on track
- → KRIF – additional commitments of KRW630b bringing total commitments KRW1.26 trillion

54



# Market conditions: April – July 2004

- → Equity markets
  - → Australia – volumes reached new highs
  - → Asia – with exception of Japan volumes trending down but still above prior corresponding period levels
- → Australian retail investor interest is still strong
- → Foreign exchange continues to be fairly volatile and active
- → Australian property market generally satisfactory
  - → Residential - softening in some sectors
- → Our lending margins have been resilient
- → Credit quality remains good
- → IPOs less than 2003 but satisfactory
- → Corporate confidence is satisfactory

55



# Profit for the first quarter well up on last year

**Group Results:**

- → **Investment Banking** – down on prior corresponding period
  - → Performance fees down largely offset by growth in most other activities and asset realisations including Macquarie Airports Group
- → **Treasury and Commodities** – up on prior corresponding period with growth across all businesses
- → **Banking and Property** – up on prior corresponding period with all businesses performing well
- → **Equity Markets** – up on prior corresponding period but down on prior quarter
  - → Hong Kong remains strongest contributor

56



## Profit for the first quarter well up on last year

- **Financial Services** – *up on prior corresponding period*
- **Funds Management** – up on prior corresponding period
- **Direct Investment** – up on the prior corresponding period but result for year expected to be well down

- These results reflect the satisfactory market conditions, our diverse range of businesses, and our continued investment in growth across the Bank, especially internationally

57



## Outlook for remainder of 2004/5

- Expect first half to be broadly in line with or slightly ahead of prior corresponding period despite lower performance fees and lower profits from asset realisations
- Repeating last year's excellent second half result will be challenging because it benefited from:
  - *Very buoyant equity market conditions in* Hong Kong
  - Very large profits from asset realisations especially through Macquarie Direct Investment

58

MACQUARIE BANK

# Medium term outlook



- → We are well placed due to:
  - → Good businesses
  - → Diversification
  - → Committed quality staff
  - → Effective prudential controls
- → Expect continued growth in revenue and earnings across most businesses, subject to market conditions not deteriorating materially
- → We expect continued good growth in international businesses

59

MACQUARIE BANK


Macquar
2004 Annual General Me
29 July 2004

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633



## ASX/Media Release

MACQUARIE BANK

# MACQUARIE BANK SAYS FIRST QUARTER PROFIT WELL UP

**29 July 2004 –** Macquarie Bank Managing Director and Chief Executive Officer Allan Moss today said the Bank's first quarter profit, for the three months ended June 30, 2004, was well up on the corresponding period in 2003.

Speaking at the Bank's 2004 Annual General Meeting in Sydney, Mr Moss said he expected the first half results to be broadly in line with, or slightly ahead of the prior corresponding period, despite lower performance fees and lower profits from asset realisations.

He said the Bank had seen increases in its first quarter earnings from Treasury and Commodities Group, Banking and Property Group, Equity Markets Group, Financial Services Group, Funds Management Group, and Macquarie Direct Investment, but the Investment Banking Group was down on the prior corresponding period. These results reflect satisfactory market conditions, our diverse range of businesses and our continued investment in growth across the Bank, especially internationally.

Mr Moss noted that position taking in financial markets is not an important contributor to the Bank's profits.

Speaking specifically on the Bank's operating Groups for the first quarter, Mr Moss commented:

**Investment Banking Group** was down on the prior corresponding period. This was primarily due to a decline in performance fees, which was largely offset by growth in

most other activities and asset realisations including the Bank's interest in the unlisted European-based fund, the Macquarie Airports Group.

**Treasury and Commodities Group** was up on the prior corresponding period with growth across all businesses.

**Banking and Property Group** was up on the prior corresponding period with all businesses performing well.

**Equity Markets Group** was up on the prior corresponding period but down on the prior quarter with Hong Kong remaining the strongest contributor.

**Financial Services Group** was up on the prior corresponding period.

**Funds Management Group** was up on the prior corresponding period.

**Macquarie Direct Investment** was up on the prior corresponding period but the result for the full year is expected to be well down.

**Current market conditions**

- While volumes in equity markets in Australia reached new heights they are trending down in Asia with the exception of Japan, but they are still above prior corresponding period levels
- Australian retail investor interest remains strong
- Foreign exchange markets continue to be fairly volatile and active
- While the Australian property market is generally satisfactory, there is a softening in some residential sectors
- Lending margins continue to be resilient
- Credit quality remains good
- The number of IPOs are less than in 2003 but still satisfactory
- Corporate confidence remains satisfactory

**Highlights for the financial year to date include:**

**Australia**

For the six months to June 30, 2004, the Bank was placed first in Thomson Financial's league tables for number of announced M&A deals. Diversified Utility & Energy Trusts (DUET) managed by a 50:50 joint venture with AMP, is expected to raise $266 million in an initial public offer.

**Europe**

The Macquarie European Infrastructure Fund was launched with initial commitments of €422 million. Macquarie Property entered into a JV with Ochtar Capital Partners to form

Macquarie Global Property Advisors Limited, an investment company focused on private equity real estate funds management in Europe and Asia

**North America**

The Macquarie Power Income Fund listed on the Toronto Stock Exchange and the Canadian Macquarie Essential Assets Partnership (MEAP) closed with total commitments of C$460 million. The Bank also signed an agreement to acquire the US airports services company Atlantic Aviation and filed a registration statement with the SEC for a proposed IPO of the US listed infrastructure entity, Macquarie Infrastructure Assets Trust. The Macquarie DDR Trust and Macquarie ProLogis Trust, acquired several properties in North America with capital raisings totalling $354 million. Macquarie Office Trust announced an $850 million scrip and cash merger proposal with Principal America Office Trust.

**Asia**

The integration of ING's Asian cash equities business is on track. The Korean Road Infrastructure Fund (KRIF) received additional commitments, almost doubling in size to KRW 1.26 trillion.

**Highlights from the Address of the Executive Chairman, Mr David Clarke, include:**

- Favourable world economic and market conditions were key contributors to the outstanding results the Bank achieved last year. The rebound in global share prices was driven by an improved growth and corporate earnings outlook, stronger corporate balance sheets and record low short-term interest rates. In Australia the S&P ASX 200 Index rose by 16.3 per cent last financial year.
- Portfolio investment into Australia – which reflects international investment in Australian equities, bonds, options and futures – is now running at almost 10 per cent of GDP, where it had not previously exceeded 4 per cent at any time during the past 6 years.
- There are compelling reasons for the investments the Bank has made in the Asian region. Over the past 30 years, the emerging economies of Asia have grown at a rate of 7 per cent per annum, more than double the OECD average. Asia's share of world GDP has increased from 9 per cent to 25 per cent, surpassing the United States.
- The Bank does not believe large interest rate rises will occur in Australia. Australian interest rates are already well above those of the United States, particularly for short-term maturities. While the US Federal Reserve has moved

to increase short-term interest rates, with further rises anticipated, there are no compelling arguments for similar increases here. The Bank expects the differential between Australian and US interest rates to steadily narrow over the remainder of this year.

**Outlook**

Mr Moss said: "We expect the first half to be broadly in line with, or slightly ahead of, the prior corresponding period despite lower performance fees and lower profits from asset realisations. However, repeating last year's excellent second half result will be challenging because it benefited from very buoyant equity market conditions in Hong Kong and very large profits from asset realisations, especially through Macquarie Direct Investment."

He said that over the medium term the Bank is well placed due to committed quality staff, diversification, good businesses and effective prudential controls.

"We expect continued growth in revenue and earnings across most businesses over the medium term subject to market conditions not deteriorating materially. We expect continued good growth in international businesses," Mr Moss said.

**Long term performance**

Executive Chairman, David Clarke, said: "Since listing on the Australian Stock Exchange in 1996, the Bank has delivered a total shareholder return of 574 per cent, a better return than all the companies in the ASX Top 50 companies index at that time (assuming reinvestment of all dividends and accounting for all corporate actions)."

"In general, investors in Macquarie's specialist infrastructure and property funds have also benefited significantly. Measured at the 23 July 2004 market close, Macquarie's specialist listed infrastructure and property funds had an average accumulation return of 300 per cent since 1996, versus a 118 per cent accumulation return for the sharemarket over the same period."

Mr Clarke also noted that investors in IPOs managed by Macquarie since January 2000 received a weighted average return of 54 per cent, which is well above the Australian market average of 27 per cent.

**For further information, please contact:**

| | |
|---|---|
| Erica Sibree, Investor Relations, Macquarie Bank Limited | 612 8232 5008 |
| Matthew Russell, Public Relations, Macquarie Bank Limited | 612 8232 4102 |

**MACQUARIE BANK AGM**
**CHAIRMAN'S ADDRESS**
**THURSDAY 29 JULY 2004**
**WESTIN HOTEL, SYDNEY**

**(CHECK AGAINST DELIVERY)**

GOOD MORNING LADIES AND GENTLEMEN.

I'M DAVID CLARKE, THE CHAIRMAN OF MACQUARIE BANK AND I WILL BE CHAIRING YOUR MEETING TODAY.

THE COMPANY SECRETARY HAS CONFIRMED THAT A QUORUM IS PRESENT, SO I FORMALLY DECLARE THE MEETING OPEN.

I WOULD LIKE TO START BY WELCOMING ALL OF YOU TO THE 2004 ANNUAL GENERAL MEETING.

AS WELL AS THOSE SHAREHOLDERS PRESENT IN PERSON, THE HOLDERS OF 149 MILLION SHARES, OR APPROXIMATELY 69 PER CENT OF THE BANK'S ORDINARY SHARE CAPITAL, ARE REPRESENTED BY PROXIES.

BEFORE WE GET UNDERWAY WITH THE FORMAL BUSINESS, I WOULD ALSO LIKE TO INTRODUCE OUR DIRECTORS AND SOME OF OUR SENIOR EXECUTIVES.

ON MY LEFT IS YOUR MANAGING DIRECTOR ALLAN MOSS.

NEXT TO HIM IS THE BANK'S CHIEF FINANCIAL OFFICER GREG WARD, THEN NON-EXECUTIVE DIRECTORS JOHN ALLPASS, CATHERINE LIVINGSTONE, JOHN NILAND AND BARRIE MARTIN.

ON MY RIGHT IS OUR COMPANY SECRETARY, DENNIS LEONG. NEXT TO HIM, IS THE DEPUTY CHAIRMAN MARK JOHNSON AND NON-EXECUTIVE DIRECTORS KEVIN MCCANN, HELEN NUGENT AND PETER KIRBY.

I'D PARTICULARLY LIKE TO WELCOME CATHERINE LIVINGSTONE, WHO JOINED THE MACQUARIE BANK BOARD LAST NOVEMBER.

AS CHAIRMAN OF THE CSIRO AND A FORMER MANAGING DIRECTOR OF COCHLEAR, CATHERINE HAS PROVEN MANAGEMENT EXPERTISE AND WE ARE DELIGHTED TO HAVE HER JOIN US AS A DIRECTOR.

I WOULD ALSO LIKE TO RECORD AN APOLOGY FROM BOARD MEMBER LAURIE COX, WHO IS IN MELBOURNE RECOVERING FROM A SERIOUS ILLNESS.

LAURIE IS NOW FIRMLY BACK ON THE ROAD TO RECOVERY AND WE WISH HIM WELL, ESPECIALLY DURING THE NEXT FEW WEEKS.

THERE ARE THREE MAJOR PARTS TO THIS MORNING'S MEETING.

FIRST, I WILL PRESENT AN OVERVIEW OF OUR RESULTS FOR THE PAST FINANCIAL YEAR, IN THE CONTEXT OF OUR LONG-TERM STRATEGY AND THE GLOBAL ECONOMIC CONDITIONS DURING THAT PERIOD.

THEN ALLAN MOSS WILL DISCUSS THE RESULTS IN GREATER DETAIL, WITH REFERENCE TO THE BANK'S VARIOUS BUSINESSES.

ALLAN WILL ALSO OUTLINE DEVELOPMENTS SINCE BALANCE DATE AND PROVIDE AN OUTLOOK STATEMENT FOR THE REMAINDER OF THE CURRENT FINANCIAL YEAR AND BEYOND.

FOLLOWING THESE ADDRESSES, WE WILL MOVE TO CONSIDER, DISCUSS AND VOTE ON THE RESOLUTIONS SET OUT IN THE NOTICE OF MEETING.

I WOULD ASK THAT YOU SAVE ANY QUESTIONS AND COMMENTS UNTIL THE COMPLETION OF THE FORMAL ADDRESSES.

I WOULD ALSO LIKE TO ADVISE YOU THAT THE USE OF RECORDING DEVICES, PHOTOGRAPHIC EQUIPMENT AND MOBILE PHONES IS NOT PERMITTED DURING THE MEETING.

AT THE END OF THE FORMAL PART OF THE MEETING, ALL SHAREHOLDERS ARE INVITED TO JOIN US FOR A CUP OF TEA OR COFFEE AND SANDWICHES IN THE FOYER OUTSIDE.

**PROFIT**

TURNING NOW TO THE RESULTS, MACQUARIE BANK REPORTED AN AFTER TAX PROFIT OF $494 MILLION IN THE YEAR TO 31 MARCH 2004, A 48 PER CENT INCREASE OVER THE PREVIOUS YEAR.

TO PUT THIS FIGURE IN CONTEXT, IT IS ALMOST DOUBLE THE RESULT WE ACHIEVED JUST TWO YEARS AGO AND MARKS OUR TWELFTH SUCCESSIVE YEAR OF PROFIT GROWTH.

THIS IS AN OUTSTANDING ACHIEVEMENT THAT DEMONSTRATES OUR ABILITY TO PERFORM IN ALL MARKET CONDITIONS.

**EPS GROWTH**

EARNINGS PER SHARE INCREASED BY 41 PER CENT TO $2.33 AND HAVE RISEN BY MORE THAN 300 PER CENT OVER THE PAST DECADE, FROM 50 CENTS PER SHARE TO CURRENT LEVELS.

THIS AGAIN SHOWS OUR ABILITY TO GENERATE LONG-TERM GROWTH.

**DIVIDEND GROWTH**

OVER THAT SAME 10-YEAR PERIOD, ORDINARY DIVIDENDS HAVE INCREASED BY MORE THAN 400 PER CENT, SHOWING A CLEAR CORRELATION BETWEEN THE BANK'S EARNINGS GROWTH AND SHAREHOLDER RETURNS.

THE ORDINARY DIVIDEND FOR THE YEAR TO 31 MARCH INCREASED BY 31 PER CENT TO $1.22, FRANKED AT 90 PER CENT.

AROUND 53 PER CENT OF NET EARNINGS WERE RETURNED TO SHAREHOLDERS IN DIVIDENDS, CONSISTENT WITH OUR TARGET PAYOUT RATIO OF BETWEEN 50 AND 60 PER CENT.

**KEY DRIVERS**

THERE WERE THREE KEY DRIVERS OF THE RESULT THAT I HAVE JUST OUTLINED.

FIRST OF ALL, GLOBAL MARKETS PERFORMED EXTREMELY WELL, IN STARK CONTRAST TO THE CONDITIONS THAT PREVAILED IN THE PREVIOUS FINANCIAL YEAR.

RISING EQUITY MARKETS GENERATED GOOD LEVELS OF BROKING ACTIVITY AND, COUPLED WITH HIGHER LEVELS OF CORPORATE CONFIDENCE, LED TO AN INCREASE IN INITIAL PUBLIC OFFERINGS.

THIS WAS PARTICULARLY SO IN AUSTRALIA, WHERE THERE WAS A SHARP REBOUND IN THE IPO MARKET OVER THE COURSE OF THE YEAR.

IMPROVING ECONOMIC CONDITIONS AND THE CONTINUANCE OF GOOD CREDIT QUALITY ASSISTED GLOBAL PROPERTY MARKETS, WHILE THE VOLATILITY OF THE AUSTRALIAN DOLLAR GENERATED STRONG FOREIGN EXCHANGE ACTIVITY.

SECONDLY, MACQUARIE BANK'S POLICY OF INVESTING IN OUR BUSINESSES, IN BOTH GOOD AND DIFFICULT TIMES, MEANT THAT WE WERE WELL PLACED TO CAPITALISE ON THESE IMPROVED MARKET CONDITIONS.

ASSET REALISATIONS CONTRIBUTED $128 MILLION TO THE RESULT.

THESE REALISATIONS INCLUDED EAST AFRICA GOLD MINES, INNOFIN, SHARES IN SYDNEY FUTURES EXCHANGE AND A NUMBER OF INVESTMENTS HELD BY THE DIRECT INVESTMENTS BUSINESS SUCH AS REPCO, TOWER TECHNOLOGY AND JB HI FI.

SOME OF THESE INVESTMENTS DATE BACK AS FAR AS TWELVE YEARS AND REFLECT THE TIME AND EXPERTISE TAKEN TO DEVELOP THE BUSINESSES FULLY.

THIRDLY, NO STRATEGY, NO MATTER HOW SOUND, CAN BE REALISED WITHOUT THE EFFORTS OF A TALENTED AND DEDICATED STAFF.

IN THIS CONTEXT, I WOULD LIKE TO ACKNOWLEDGE THE CONSIDERABLE EFFORTS OF MACQUARIE'S STAFF AROUND THE GLOBE, AS WELL AS IN AUSTRALIA, WHO HAVE DELIVERED THE RESULTS WHICH SHAREHOLDERS ENJOY TODAY.

**INTERNATIONAL ACTIVITY**

AS MACQUARIE SEARCHES FOR GROWTH OPPORTUNITIES, OUR FOCUS INEVITABLY TURNS OFFSHORE AND LAST YEAR WAS OUR MOST ACTIVE PERIOD IN THE INTERNATIONAL ARENA.

IT IS IMPOSSIBLE TO HIGHLIGHT ALL OF OUR INTERNATIONAL ACHIEVEMENTS, SO I WILL MENTION JUST A FEW KEY MILESTONES.

THE DEVELOPMENT OF OUR SPECIALIST INFRASTRUCTURE FUNDS CONTINUED TO PLAY A MAJOR ROLE IN OUR GROWTH.

DURING THE YEAR, WE ESTABLISHED THREE NEW INTERNATIONAL FUNDS, INVESTING IN UTILITIES AND INFRASTRUCTURE ASSETS IN AFRICA AND NORTH AMERICA. POST BALANCE DATE, NEW FUNDS HAVE BEEN LAUNCHED IN EUROPE AND CANADA.

WE ALSO DEVELOPED INFRASTRUCTURE FUND INITIATIVES IN JAPAN, SOUTH KOREA, EUROPE AND AUSTRALIA, BUILDING OUR GLOBAL INFRASTRUCTURE NETWORK.

MACQUARIE IS NOW THE THIRD LARGEST FUND MANAGER IN AUSTRALIA, LARGELY AS A RESULT OF OUR GLOBAL INFRASTRUCTURE EXPERTISE.

OUR INCREASED PRESENCE IN THIS SECTOR HAS ALSO RESULTED IN SIGNIFICANT INFRASTRUCTURE-RELATED MANDATES FOR OUR CORPORATE ADVISORY BUSINESS.

OTHER ARMS OF THE BANK ALSO INCREASED THEIR GLOBAL REACH.

A NEW BUSINESS, BASED IN HOUSTON, TEXAS, FOCUSING ON FINANCING OPPORTUNITIES IN THE OIL AND GAS SECTOR, SHOWS GOOD PROMISE.

OUR EQUITY DERIVATIVES BUSINESS TURNED IN STRONG RESULTS, PARTICULARLY IN HONG KONG, WHILE INCREASING ITS PROFILE IN SOUTH AFRICA, SOUTH KOREA AND BRAZIL.

AND OUR US MORTGAGES BUSINESS CLOSED ALMOST $1 BILLION IN LOANS DURING THE YEAR.

THESE EXAMPLES DEMONSTRATE THE CAPABILITIES MACQUARIE BRINGS TO A RANGE OF WELL-ESTABLISHED AND SOPHISTICATED INTERNATIONAL MARKETS.

ONE OF OUR MAJOR INTERNATIONAL ACHIEVEMENTS WAS THE ACQUISITION OF ING'S ASIAN STOCKBROKING BUSINESS, WHICH WE EXPECT TO COMPLETE IN THE NEXT FEW DAYS.

THIS BUSINESS – WHICH WILL BE NAMED MACQUARIE SECURITIES ASIA – ADDS AROUND 450 NEW STAFF ACROSS 10 ASIAN LOCATIONS, SIGNIFICANTLY BUILDING OUR REGIONAL PRESENCE.

IT ALSO PROVIDES A PLATFORM FOR MACQUARIE TO BUILD ITS INSTITUTIONAL STOCKBROKING AND INVESTMENT BANKING CAPABILITIES IN THE REGION.

**INTERNATIONAL INCOME**

AS A RESULT OF THESE INITIATIVES AND IN SPITE OF THE WEAKNESS IN THE US DOLLAR, OUR INTERNATIONAL INCOME INCREASED BY 61 PER CENT TO ALMOST $700 MILLION.

THESE INTERNATIONAL ACTIVITIES NOW ACCOUNT FOR 31 PER CENT OF THE BANK'S TOTAL INCOME.

AS THE EXAMPLES I HAVE OUTLINED SHOW, THERE IS GREAT DIVERSITY IN OUR INTERNATIONAL PROFILE, BOTH GEOGRAPHICALLY AND IN TERMS OF THE PRODUCTS AND SERVICES WE OFFER.

THE FACT THAT WE ARE NOT DEPENDENT ON ANY SINGLE MARKET OR ANY SINGLE PRODUCT LINE HIGHLIGHTS THE APPROACH WE HAVE TAKEN IN BUILDING OUR INTERNATIONAL BUSINESS.

**INTERNATIONAL STAFF**

WE HAVE ALSO EMPLOYED MORE STAFF OFFSHORE TO MANAGE OUR EXPANDING BUSINESS INTERESTS.

INTERNATIONAL STAFF NUMBERS GREW BY 72 PER CENT TO ALMOST 1400 LAST YEAR AND NOW REPRESENT ALMOST A QUARTER OF OUR TOTAL STAFF NUMBERS.

A SIGNIFICANT AMOUNT OF THIS STAFF GROWTH WAS IN ASIA AND ABOUT THREE-QUARTERS CAN BE ATTRIBUTED TO THE ING ACQUISITION.

IT IS WORTH REMEMBERING THAT WHEN MACQUARIE BANK WAS PUBLICLY LISTED JUST EIGHT YEARS AGO, WE ONLY HAD AROUND 100 OVERSEAS STAFF AND OUR INTERNATIONAL INCOME WAS LESS THAN $35 MILLION PER ANNUM.

**NOW IN EVERY MAJOR FINANCIAL CENTRE**

WE NOW HAVE A PRESENCE IN EVERY MAJOR FINANCIAL CENTRE IN THE WORLD, WITH MORE THAN 5700 EMPLOYEES IN 23 COUNTRIES.

THE BULK OF OUR STAFF CONTINUE TO BE BASED IN AUSTRALIA, REFLECTING THE FULL-SERVICE NATURE OF OUR BUSINESS IN THE DOMESTIC MARKET.

WE NOW OPERATE IN 12 NORTH AMERICAN CITIES, WITH 320 STAFF COVERING THE GAMUT OF SERVICES FROM INSTITUTIONAL STOCKBROKING TO GOLF COURSE DEVELOPMENT.

OUR EUROPEAN ACTIVITIES EMPLOY 287 STAFF ACROSS GERMANY, AUSTRIA, SWITZERLAND, FRANCE, THE UNITED KINGDOM AND IRELAND AND COVER AN EQUALLY DIVERSE RANGE OF SERVICES.

ASIA REFLECTS THE AREA OF GREATEST INTERNATIONAL GROWTH OVER THE PAST YEAR AND IS NOW OUR SECOND LARGEST REGION OF EMPLOYMENT.

**STRONG ASIAN GROWTH**

THERE ARE COMPELLING REASONS FOR THE INVESTMENTS WE HAVE MADE IN THE ASIAN REGION.

OVER THE PAST 30 YEARS, THE EMERGING ECONOMIES OF ASIA HAVE GROWN AT A RATE OF 7 PER CENT PER ANNUM, MORE THAN DOUBLE THE OECD AVERAGE.

AT THE SAME TIME, ASIA'S SHARE OF WORLD GDP HAS INCREASED FROM 9 PER CENT TO 25 PER CENT.

AS ASIA HAS GROWN, EMERGING ECONOMIES SUCH AS CHINA, TAIWAN, SOUTH KOREA AND THAILAND HAVE BECOME MAJOR PARTICIPANTS IN GLOBAL TRADE.

IN ADDITION, MANY OF THESE ECONOMIES ARE NOW UNDERTAKING STRUCTURAL REFORM, AIMED AT STRENGTHENING FINANCIAL MARKETS, IMPROVING GOVERNANCE REGIMES AND INCREASING COMPETITION.

THESE REFORMS WILL PROVIDE FURTHER RESILIENCE TO ASIA'S ECONOMIC GROWTH, HELPING THE REGION TO BECOME A MAJOR ENGINE FOR THE GLOBAL ECONOMY.

FOR THESE REASONS, WE BELIEVE ASIA WILL CONTINUE TO PROVIDE US WITH A STRONG PLATFORM FOR GROWTH AND WE ARE INVESTING IN THE REGION ACCORDINGLY.

**GLOBAL STOCKMARKETS**

AS I MENTIONED EARLIER, FAVOURABLE WORLD ECONOMIC AND MARKET CONDITIONS WERE KEY CONTRIBUTORS TO THE OUTSTANDING RESULTS THAT WE ACHIEVED IN THE LAST YEAR.

I NOW WANT TO TAKE A CLOSER LOOK AT SOME OF THOSE MARKETS TO PLACE OUR RESULTS IN CONTEXT.

LOOKING AT GLOBAL STOCKMARKETS FIRST. THERE WERE STRONG RECOVERIES IN 2003, FOLLOWING THREE SUCCESSIVE YEARS OF DECLINE.

IN AUSTRALIA, FOR EXAMPLE, THE STOCKMARKET ROSE BY 16.3 PER CENT DURING THE LAST FINANCIAL YEAR.

THE REBOUND IN GLOBAL SHARE PRICES WAS DRIVEN BY AN IMPROVED GROWTH AND CORPORATE EARNINGS OUTLOOK, STRONGER CORPORATE BALANCE SHEETS AND RECORD LOW SHORT-TERM INTEREST RATES.

**PORTFOLIO INVESTMENT IN AUSTRALIA**

THE STRONG PERFORMANCE OF THE AUSTRALIAN MARKET HAS OCCURRED AGAINST A BACKDROP OF HISTORICALLY HIGH LEVELS OF PORTFOLIO INVESTMENT, A SIGN THAT AUSTRALIA HAS NO DIFFICULTY IN ATTRACTING GLOBAL INVESTORS.

PORTFOLIO INVESTMENT INTO AUSTRALIA – WHICH REFLECTS INTERNATIONAL INVESTMENT IN AUSTRALIAN EQUITIES, BONDS, OPTIONS AND FUTURES – IS NOW RUNNING AT ALMOST 10 PER CENT OF GDP, WHERE IT HAD NOT PREVIOUSLY EXCEEDED 4 PER CENT AT ANY TIME DURING THE PAST SIX YEARS.

FOR MACQUARIE, IT HAS BEEN A FACTOR IN INCREASED CAPITAL MARKETS ACTIVITY AND DEMAND ON OUR FOREIGN EXCHANGE SERVICES.

WHILE WE EXPECT PORTFOLIO INVESTMENT TO REMAIN AT HIGH LEVELS, THERE ARE QUESTIONS AS TO WHETHER IT CAN BE SUSTAINED AT THESE LEVELS IN THE CURRENT YEAR.

**$A/$US YIELD CURVE**

NEVERTHELESS, WE ARE NOT UNDULY CONCERNED ABOUT THE OVERALL MARKET OUTLOOK, PARTICULARLY GIVEN THE LOW PROBABILITY OF LARGE INTEREST RATE INCREASES IN AUSTRALIA.

LOOKING AT RELATIVE YIELD CURVES, WE CAN SEE THAT AUSTRALIAN INTEREST RATES ARE WELL ABOVE THOSE OF THE UNITED STATES, PARTICULARLY FOR SHORT-TERM MATURITIES.

WHILE THE US FEDERAL RESERVE HAS RECENTLY MOVED TO INCREASE SHORT-TERM INTEREST RATES, WITH FURTHER RISES ANTICIPATED, THERE ARE NO COMPELLING ARGUMENTS FOR SIMILAR INCREASES HERE.

THUS, WE EXPECT THE DIFFERENTIAL BETWEEN AUSTRALIAN AND US INTEREST RATES TO DO NO MORE THAN STEADILY NARROW OVER THE REMAINDER OF THIS YEAR.

**OUR STRATEGY**

WHILE IT IS CLEAR THAT MARKET CONDITIONS HAD A MAJOR BEARING ON OUR PROFIT RESULTS LAST YEAR, IT WOULD BE WRONG TO ASSUME OUR PERFORMANCE WAS MERELY A REFLECTION OF THE MARKETS.

WITH A LONG HISTORY OF SUSTAINED PROFIT GROWTH, WE HAVE DEMONSTRATED A PROVEN ABILITY TO PERFORM WELL IN ALL MARKET CONDITIONS.

WE ATTRIBUTE THIS TO THE STRATEGY THAT HAS GUIDED THE BANK FOR MORE THAN 30 YEARS.

IMPORTANTLY, WE HAVE FOLLOWED A CONSISTENT APPROACH, NO MATTER HOW DIVERSE OUR ACTIVITIES.

FIRSTLY, OUR VISION IS ENSHRINED IN SIX CORE GOALS AND VALUES.

WE STRIVE FOR PROFITABILITY, WE WORK HARD TO DELIVER VALUE TO OUR CLIENTS, WE AIM TO OBSERVE THE HIGHEST STANDARDS, WE ACT WITH INTEGRITY, WE ENCOURAGE TEAMWORK AMONGST OUR PEOPLE AND WE ASPIRE TO PROVIDE FULFILMENT TO ALL OUR STAFF.

SECONDLY, WE STRIKE AN APPROPRIATE BALANCE BETWEEN ENTREPRENEURIAL ENDEAVOUR AND PRUDENT RISK MANAGEMENT.

WHILE WE ENCOURAGE INNOVATION AND ALLOW OUR STAFF TO PURSUE BUSINESS OPPORTUNITIES, WE ENSURE THAT WE HAVE SAFETY NETS IN PLACE.

THIS IS A DIFFICULT BALANCE TO ACHIEVE AND A UNIQUE FEATURE OF MACQUARIE'S SUCCESS.

THIRDLY, WE HAVE PUT IN PLACE REMUNERATION SYSTEMS THAT REWARD SUCCESS AND ENCOURAGE LONG-TERM COMMITMENT FROM OUR STAFF AND WHICH ALIGN THEIR INTERESTS WITH THOSE OF OUR SHAREHOLDERS.

THIS STRATEGY HAS HELPED US DELIVER CONSISTENTLY STRONG RETURNS FOR OUR CLIENTS, OUR SHAREHOLDERS AND OUR STAFF.

**RISK MANAGEMENT**

I WOULD NOW LIKE TO FOCUS ON OUR RISK MANAGEMENT AND REMUNERATION PROCESSES IN MORE DETAIL.

INVESTMENT BANKING IS A FIERCELY COMPETITIVE INDUSTRY AND INNOVATION IS ONE OF THE KEYS TO SURVIVAL.

MACQUARIE IS IN BUSINESSES TODAY THAT WERE UNHEARD OF TEN YEARS AGO, WHILE MUCH OF OUR INCOME TOMORROW WILL BE DERIVED FROM PRODUCTS NOT YET INVENTED.

IN A BUSINESS THAT IS SO FLUID, STRONG RISK MANAGEMENT SYSTEMS ARE VITAL TO SUCCESSFULLY NAVIGATE OUR WAY THROUGH THE MULTITUDE OF OPPORTUNITIES.

THERE ARE THREE MAJOR COMPONENTS OF OUR RISK MANAGEMENT POLICY.

FIRSTLY, WE AIM TO UNDERSTAND THE RISKS INVOLVED IN ANY BUSINESS OPPORTUNITY.

WE CONSIDER, FOR INSTANCE, THE POSSIBLE IMPACT OF A DETERIORATION IN MARKETS GENERALLY, AS WELL AS THE

RAMIFICATIONS OF A SPECIFIC TRANSACTION NOT GOING AS WE WOULD WISH.

SECONDLY, WE ONLY TAKE RISKS THAT ARE APPROPRIATE TO THE OPPORTUNITIES WE ARE PURSUING.

WHILE THERE ARE RISKS ASSOCIATED WITH ANY TRANSACTION, WE SEEK TO ENSURE THAT OURS ARE TRULY CALCULATED ONES.

AND THIRDLY, WE AIM TO MANAGE OUR RISK WITHOUT STIFLING THE ABILITY OF OUR BUSINESSES TO DEVELOP.

WE RECOGNISE THAT IT IS NOT POSSIBLE TO GUARD AGAINST ALL MISTAKES BUT, WITH THE SYSTEMS WE HAVE IN PLACE, WE ARE CONFIDENT THEY CAN BE CONTAINED.

AT THE SAME TIME, WE TAKE ANY BREACHES OF LIMITS VERY SERIOUSLY, REGARDLESS OF THEIR IMPACT ON PROFIT.

OVERSEEING THESE PRACTICES IS AN EXPERIENCED RISK MANAGEMENT TEAM, WHICH IS GROWING AT A RATE SLIGHTLY FASTER THAN THE REST OF THE BANK.

AT ALL LEVELS OF THE BUSINESS, OUR MANAGERS TREAT RISK MANAGEMENT AS A TOP PRIORITY.

**REMUNERATION**

LET ME NOW TURN TO REMUNERATION.

AS A DIVERSIFIED FINANCIAL SERVICES PROVIDER, OUR PERFORMANCE DEPENDS, MORE THAN ANYTHING ELSE, ON THE SKILL, EXPERIENCE AND CALIBRE OF OUR STAFF.

IT IS OUR STAFF WHO DEVELOP THE SERVICES, ESTABLISH THE MARKETS AND BUILD THE BUSINESSES ON WHICH OUR GROWTH IS BASED.

THEY DRIVE THE INNOVATION FOR WHICH MACQUARIE IS KNOWN AND ARE FUNDAMENTAL TO THE RETURNS WE DELIVER TO OUR SHAREHOLDERS.

INDEED, MANY OF OUR GOALS AND VALUES – SUCH AS STRIVING FOR PROFITABILITY AND DELIVERING FOR CLIENTS – ARE TOTALLY CONTINGENT ON THE QUALITY OF OUR STAFF.

WE THEREFORE PAY CLOSE ATTENTION TO ATTRACTING AND RETAINING THE BEST PEOPLE.

TO DO THAT, WE HAVE TO COMPETE IN A GLOBAL EMPLOYMENT MARKET WITH INTERNATIONAL INVESTMENT BANKS.

WE HAVE DEVELOPED OUR REMUNERATION SYSTEMS ACCORDINGLY, TO REWARD OUR STAFF AND ENABLE THEM TO SHARE IN THE PROFITS THEY CREATE FOR OUR SHAREHOLDERS.

WE HAVE ALSO BUILT INTO THESE SYSTEMS COMPONENTS WHICH ENCOURAGE THEIR LONG-TERM COMMITMENT.

THIS BASIC STRUCTURE HAS BEEN IN PLACE FOR MORE THAN 30 YEARS AND HAS BEEN INTEGRAL TO MACQUARIE'S SUCCESS.

IT IS A RESPONSIBLE STRUCTURE THAT DELIVERS LEVELS OF REMUNERATION WHICH ARE IN LINE WITH OUR INTERNATIONAL PEERS.

**HELPING COMMUNITIES**

MACQUARIE'S RANGE OF STAKEHOLDERS OBVIOUSLY EXTENDS TO THE COMMUNITIES IN WHICH WE OPERATE.

AS ONE OF THE PIONEERS OF CORPORATE PHILANTHROPY, THE MACQUARIE BANK FOUNDATION HAS GIVEN SUPPORT TO COMMUNITY PROGRAMS FOR MORE THAN 30 YEARS.

WE ACTIVELY ENCOURAGE OUR STAFF TO BECOME INVOLVED IN COMMUNITY ACTIVITIES, HELPING THEM TO DONATE THEIR TIME AND EXPERTISE, BACKED UP BY FINANCIAL SUPPORT FROM THE BANK.

OUR INFORMATION SERVICES DIVISION, FOR EXAMPLE, PROVIDES TECHNICAL SUPPORT FOR A RANGE OF COMMUNITY ORGANISATIONS ON A PRO BONO BASIS.

IT HAS JUST COMPLETED A NINE-MONTH PROJECT DEVELOPING AN ONLINE CEREBRAL PALSY REGISTER FOR THE SPASTIC CENTRE OF NSW, TO BUILD A DATABASE OF PEOPLE WITH THE CONDITION AND TO HELP WITH ONGOING RESEARCH.

A GROUP FROM OUR INVESTMENT BANKING TEAM SPENDS PART OF EVERY WEDNESDAY AFTERNOON HELPING LOCAL PRIMARY SCHOOL CHILDREN WITH THEIR READING.

**MISSION AUSTRALIA**

MACQUARIE'S PARTNERSHIP WITH MISSION AUSTRALIA ALSO DEMONSTRATES OUR MULTI-FACETED APPROACH TO CORPORATE PHILANTHROPY.

LAST YEAR, THE MACQUARIE BANK FOUNDATION AGREED TO FUND MISSION AUSTRALIA'S SOCIAL RESEARCH EFFORT FOR THE NEXT THREE YEARS, AT A COST OF $750,000.

THIS RESEARCH HELPS MISSION AUSTRALIA DEVELOP ITS EMPLOYMENT AND COMMUNITY PROGRAMS, RAISES AWARENESS OF KEY SOCIAL ISSUES AND CONTRIBUTES TO PUBLIC POLICY.

AS PART OF THIS PARTNERSHIP, OUR FINANCIAL SERVICES GROUP HAS AGREED TO ADOPT A MISSION AUSTRALIA SERVICE IN EACH STATE, PROVIDING A RANGE OF VOLUNTEER, PRO BONO AND FUNDRAISING SERVICES.

RECENTLY, MEMBERS OF OUR FUNDS MANAGEMENT TEAM PAINTED AND REPAIRED BUILDINGS AT TRIPLE CARE FARM IN THE SOUTHERN HIGHLANDS.

**HELPING INTERNATIONAL COMMUNITIES**

OUR ACTIVITIES EXTEND TO THE INTERNATIONAL COMMUNITIES IN WHICH WE OPERATE, WHERE STAFF OFTEN ENCOUNTER AN ENTIRELY DIFFERENT LEVEL OF SOCIAL NEED.

RECENTLY, MACQUARIE BANK SPORTS ARRANGED FOR RETIRED WALLABY BEN DARWIN TO VISIT CAPE TOWN TO GIVE RUGBY COACHING TO DISADVANTAGED CHILDREN.

STAFF IN SAO PAULO AND JOHANNESBURG HELP CHILDREN AND FAMILIES FROM THE VERY POOREST AREAS OF THOSE CITIES.

THESE ARE JUST A FEW OF THE MANY EXAMPLES OF MACQUARIE STAFF WORKING IN THEIR COMMUNITIES.

**TOTAL SHAREHOLDER RETURNS**

MACQUARIE AIMS TO DELIVER FOR SHAREHOLDERS, STAFF, CLIENTS AND THE COMMUNITY AS A WHOLE.

FOR ALL OF THESE STAKEHOLDERS I BELIEVE THAT WE HAVE DEMONSTRATED OUR CAPABILITIES OVER THE LONG TERM.

PERHAPS THE MOST COMPELLING EXAMPLE OF THIS IS THE TOTAL SHAREHOLDER RETURNS THAT WE HAVE DELIVERED SINCE LISTING IN 1996.

THAT RETURN, 574 PER CENT OVER 8 YEARS MAKES MACQUARIE THE TOP PERFORMING STOCK ON THE AUSTRALIAN STOCK

EXCHANGE OUT OF THE TOP 50 THAT WERE LISTED WHEN WE FIRST CAME TO THE ASX BOARDS.

**CONTINUING THE STRATEGY**

OUR TASK NOW IS TO KEEP DELIVERING THE RETURNS YOU HAVE COME TO EXPECT OF US.

TO ACHIEVE THIS, WE WILL REMAIN FOCUSED ON THE STRATEGY WHICH HAS SERVED US WELL IN THE PAST.

WE WILL CONTINUE TO BE A FULL-SERVICE INVESTMENT BANK IN AUSTRALIA, WHILE INTERNATIONALLY WE WILL FOCUS ON KEY MARKETS WHERE WE CAN MAKE A DIFFERENCE.

WE WILL EMBARK ON ENTREPRENEURIAL ENDEAVOURS WITH A STRONG FOCUS ON RISK MANAGEMENT.

AND WE WILL MAINTAIN OUR COMMITMENT TO INVEST IN OUR BUSINESSES THROUGHOUT THE VARYING MARKET AND ECONOMIC CYCLES.

WE REMAIN, AS ALWAYS, COMMITTED TO THE MARKETS IN WHICH WE OPERATE, THE CLIENTS WE SERVE AND THE COMMUNITIES OF WHICH WE ARE A PART.

I WILL NOW HAND OVER TO ALLAN MOSS.